UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Audit Report

1. Name of External Auditor	KPMG Samjong Accounting Corporation

2. Date of Receiving External Audit Report	March 6, 2017

3. Auditor’s Opinion on Consolidated Financial Statements	FY 2016 Unqualified	FY2015 Unqualified

4. Financial Highlights of Consolidated Financial Statements (KRW)
- Total Assets	31,297,663,334,134	28,581,387,666,285
- Total Liabilities	15,181,233,261,640	13,207,291,228,220
- Total Shareholders’ Equity	16,116,430,072,494	15,374,096,438,065
- Capital Stock	44,639,473,000	44,639,473,000
- Total Shareholder’s Equity / Capital Stock Ratio(%) (excluding Non-controlling Shareholders’ Equity)	35778.6	34165.0
- Operating Revenue	17,091,816,225,069	17,136,733,942,888
- Operating Profit	1,535,743,271,024	1,708,005,641,925
- Profit before Income Tax	2,096,139,245,520	2,035,364,966,259
- Profit for the Year	1,660,100,916,192	1,515,884,810,818
- Profit for the Year Attributable to Owners of the Parent Company	1,675,967,051,569	1,518,603,961,454

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2016 and 2015 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2017

This report is effective as of February 22, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Assets
Current Assets:
Cash and cash equivalents	32,33	~~W~~	1,505,242	768,922
Short-term financial instruments	5,32,33,34,35		468,768	691,090
Short-term investment securities	8,32,33		107,364	92,262
Accounts receivable - trade, net	6,32,33,34		2,240,926	2,344,867
Short-term loans, net	6,32,33,34		58,979	53,895
Accounts receivable - other, net	6,32,33,34,35		1,121,444	673,739
Prepaid expenses			169,173	151,978
Inventories, net	7		259,846	273,556
Advanced payments and other	6,8,32,33,34		64,886	109,933

Total Current Assets			5,996,628	5,160,242

Non-Current Assets:
Long-term financial instruments	5,32,33,35		937	10,623
Long-term investment securities	8,32,33		828,521	1,207,226
Investments in associates and joint ventures	10		7,404,323	6,896,293
Property and equipment, net	11,34,35		10,374,212	10,371,256
Investment property, net	12		—	15,071
Goodwill	13		1,932,452	1,908,590
Intangible assets, net	14		3,776,354	2,304,784
Long-term loans, net	6,32,33,34		65,476	62,454
Long-term accounts receivable - other	6,32,33,35		149,669	2,420
Long-term prepaid expenses			88,130	76,034
Guarantee deposits	6,32,33,34		298,964	297,281
Long-term derivative financial assets	20,32,33		214,770	166,399
Defined benefit assets	19		30,247	—
Deferred tax assets	29		75,111	17,257
Other non-current assets	6,32,33		61,869	85,457

Total Non-Current Assets			25,301,035	23,421,145

Total Assets		~~W~~	31,297,663	28,581,387

See accompanying notes to the consolidated financial statements.

3

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	15,32,33	~~W~~	2,614	260,000
Current installments of long-term debt, net	15,32,33		888,467	703,087
Current installments of finance lease liabilities	32,33		—	26
Current installments of long-term payables - other	16,32,33		301,773	120,185
Accounts payable - trade	32,33,34		402,445	279,782
Accounts payable - other	32,33,34		1,767,799	1,323,434
Withholdings	32,33,34		964,084	865,327
Accrued expenses	32,33		1,125,816	920,739
Income tax payable	29		474,931	381,794
Unearned revenue			188,403	224,233
Provisions	17		66,227	40,988
Receipts in advance			174,588	136,844
Derivative financial liabilities	20,32,33		86,950	—
Other current liabilities			2	54

Total Current Liabilities			6,444,099	5,256,493

Non-Current Liabilities:
Debentures, excluding current installments, net	15,32,33		6,338,930	6,439,147
Long-term borrowings, excluding current installments, net	15,32,33		139,716	121,553
Long-term payables - other	16,32,33		1,624,590	581,697
Long-term unearned revenue			2,389	2,842
Defined benefit liabilities	19		70,739	98,856
Long-term derivative financial liabilities	20,32,33		203	89,296
Long-term provisions	17		31,690	29,217
Deferred tax liabilities	29		479,765	538,114
Other non-current liabilities	32,33		49,112	50,076

Total Non-Current Liabilities			8,737,134	7,950,798

Total Liabilities			15,181,233	13,207,291

Shareholders’ Equity
Share capital	1,21		44,639	44,639
Capital surplus and others	21,22,23		199,779	189,510
Retained earnings	24		15,953,164	15,007,627
Reserves	25		(226,183)	9,303

Equity attributable to owners of the Parent Company			15,971,399	15,251,079
Non-controlling interests			145,031	123,017

Total Shareholders’ Equity			16,116,430	15,374,096

Total Liabilities and Shareholders’ Equity		~~W~~	31,297,663	28,581,387

See accompanying notes to the consolidated financial statements.

4

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2016 and 2015

(In millions of won except for per share data)	Note	2016		2015
Operating revenue:	4,34
Revenue		~~W~~	17,091,816	17,136,734

Operating expenses:	34
Labor			1,869,763	1,893,745
Commissions			5,376,726	5,206,951
Depreciation and amortization	4		2,941,886	2,845,295
Network interconnection			954,267	957,605
Leased line			394,412	389,819
Advertising			438,453	405,005
Rent			517,305	493,586
Cost of products that have been resold			1,838,368	1,955,861
Others	26		1,224,892	1,280,861

			15,556,072	15,428,728

Operating profit	4		1,535,744	1,708,006
Finance income	4,28		575,050	103,900
Finance costs	4,28		(326,830)	(350,100)
Gain relating to investments in subsidiaries, associates and joint ventures, net	4,10		544,501	786,140
Other non-operating income	4,27		66,303	30,910
Other non-operating expenses	4,27		(298,629)	(243,491)

Profit before income tax	4		2,096,139	2,035,365
Income tax expense	29		436,038	519,480

Profit for the year			1,660,101	1,515,885

Attributable to :
Owners of the Parent Company		~~W~~	1,675,967	1,518,604
Non-controlling interests			(15,866)	(2,719)
Earnings per share	30
Basic and diluted earnings per share (in won)		~~W~~	23,497	20,988

See accompanying notes to the consolidated financial statements.

5

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Profit for the year		~~W~~	1,660,101	1,515,885
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	19		(7,524)	(14,489)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25,28		(223,981)	(3,661)
Net change in other comprehensive income of investments in associates and joint ventures	10,25		(9,939)	(5,709)
Net change in unrealized fair value of derivatives	20,25,28		(13,218)	(1,271)
Foreign currency translation differences for foreign operations	25		7,331	26,965

Other comprehensive income (loss) for the year, net of taxes			(247,331)	1,835

Total comprehensive income		~~W~~	1,412,770	1,517,720

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	1,432,982	1,522,280
Non-controlling interests			(20,212)	(4,560)

See accompanying notes to the consolidated financial statements.

6

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of won)
	Controlling Interest						Non- controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance at January 1, 2015	~~W~~	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Total comprehensive income:
Profit (loss) for the year		—	—	1,518,604	—	1,518,604	(2,719)	1,515,885
Other comprehensive income (loss)		—	—	(13,402)	17,078	3,676	(1,841)	1,835

		—	—	1,505,202	17,078	1,522,280	(4,560)	1,517,720

Transactions with owners:
Cash dividends		—	—	(668,494)	—	(668,494)	(143)	(668,637)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Acquisition of treasury shares		—	(490,192)	—	—	(490,192)	—	(490,192)
Disposal of treasury shares		—	425,744	—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(24,040)	(832)	(3,286)	(28,158)	(608,585)	(636,743)

		—	(88,488)	(686,166)	(3,286)	(777,940)	(613,954)	(1,391,894)

Balance at December 31, 2015	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096

Balance at January 1, 2016	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit (loss) for the year		—	—	1,675,967	—	1,675,967	(15,866)	1,660,101
Other comprehensive loss		—	—	(7,499)	(235,486)	(242,985)	(4,346)	(247,331)

		—	—	1,668,468	(235,486)	1,432,982	(20,212)	1,412,770

Transactions with owners:
Cash dividends		—	—	(706,091)	—	(706,091)	(300)	(706,391)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in ownership in subsidiaries		—	10,269	—	—	10,269	42,526	52,795

		—	10,269	(722,931)	—	(712,662)	42,226	(670,436)

Balance at December 31, 2016	~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430

See accompanying notes to the consolidated financial statements.

7

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	1,660,101	1,515,885
Adjustments for income and expenses	36		3,039,561	3,250,143
Changes in assets and liabilities related to operating activities	36		13,764	(685,734)

Sub-total			4,713,426	4,080,294
Interest received			44,602	43,400
Dividends received			98,267	62,973
Interest paid			(245,236)	(275,796)
Income tax paid			(367,891)	(132,742)

Net cash provided by operating activities			4,243,168	3,778,129

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			222,322	—
Decrease in short-term investment securities, net			—	105,158
Collection of short-term loans			238,980	398,308
Decrease in long-term financial instruments			28	7,424
Proceeds from disposals of long-term investment securities			555,519	149,310
Proceeds from disposals of investments in associates and joint ventures			66,852	185,094
Proceeds from disposals of property and equipment			22,549	36,586
Proceeds from disposals of intangible assets			16,532	3,769
Proceeds from disposals of assets held for sale			—	1,009
Collection of long-term loans			1,960	2,132
Decrease in deposits			14,894	14,635
Proceeds from disposals of other non-current assets			728	607
Proceeds from disposals of subsidiaries			—	155
Increase in cash due to acquisition of a subsidiary			—	10,355
Receipt of government grants			300	—

Sub-total			1,140,664	914,542
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(385,612)
Increase in short-term investment securities, net			(6,334)	—
Increase in short-term loans			(239,303)	(370,378)
Increase in long-term loans			(32,287)	(16,701)
Increase in long-term financial instruments			(342)	(10,008)
Acquisitions of long-term investment securities			(30,949)	(312,261)
Acquisitions of investments in associates and joint ventures			(130,388)	(65,080)
Acquisitions of property and equipment			(2,490,455)	(2,478,778)
Acquisitions of intangible assets			(635,387)	(127,948)
Increase in deposits			(12,943)	(12,536)
Increase in other non-current assets			(763)	(2,542)
Acquisitions of business, net of cash acquired			(4,498)	(13,197)
Acquisitions of subsidiaries, net of cash acquired			(19,223)	—

Sub-total			(3,602,872)	(3,795,041)

Net cash used in investing activities		~~W~~	(2,462,208)	(2,880,499)

See accompanying notes to the consolidated financial statements.

8

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	776,727	1,375,031
Proceeds from long-term borrowings			49,000	—
Cash inflows from settlement of derivatives			251	175
Cash received from transfer of subsidiary interests to non-controlling interests			35,646	—

Sub-total			861,624	1,375,206
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(257,386)	(106,600)
Repayments of long-term accounts payable-other			(122,723)	(191,436)
Repayments of debentures			(770,000)	(620,000)
Repayments of long-term borrowings			(33,387)	(21,924)
Cash outflows from settlement of derivatives			—	(655)
Payments of finance lease liabilities			(26)	(3,206)
Payments of dividends			(706,091)	(668,494)
Payments of interest on hybrid bonds			(16,840)	(16,840)
Acquisitions of treasury shares			—	(490,192)
Acquisition of additional interests in subsidiaries			—	(220,442)

Sub-total			(1,906,453)	(2,339,789)

Net cash used in financing activities			(1,044,829)	(964,583)

Net increase (decrease) in cash and cash equivalents			736,131	(66,953)
Cash and cash equivalents at beginning of the year			768,922	834,429
Effects of exchange rate changes on cash and cash equivalents			189	1,446

Cash and cash equivalents at end of the year		~~W~~	1,505,242	768,922

See accompanying notes to the consolidated financial statements.

9

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2016, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,159,704	8.87
Institutional investors and other minority stockholders	43,086,004	53.36
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2016 and 2015 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.(*2)	Korea	Telecommunication and MVNO service	85.9	83.5
	SK Communications Co., Ltd.(*3)	Korea	Internet website services	64.5	64.5
	SK Broadband Co., Ltd.(*4)	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.(*5)	Korea	Telecommunication service	98.1	100.0
	IRIVER LIMITED (*6)	Korea	Manufacturing digital audio players and other portable media devices.	48.9	49.0
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
	Atlas Investment	Cayman	Investment association	100.0	100.0
	Entrix Co., Ltd.	Korea	Cloud streaming services	100.0	100.0
	SK techx Co., Ltd.(*7)	Korea	System software development and supply	100.0	—
	One Store Co., Ltd.(*7)	Korea	Telecommunication services	65.5	—

10

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
Subsidiaries owned by SK Planet Co., Ltd.	M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	Commerce Planet Co., Ltd.(*7)	Korea	Online shopping mall operation agency	—	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.(*8)	USA	Investment	100.0	95.2
	shopkick, Inc.	USA	Reward points-based in-store shopping app development	100.0	100.0
	Planet11 E-commerce Solutions India Pvt. Ltd.(*7)	India	Electronic commerce platform service	99.0	—
	11street (Thailand) Co., Ltd.(*7)	Thailand	Electronic commerce	100.0	—
	Hello Nature Ltd.(*7)	Korea	Retail of agro-fisheries and livestock	100.0	—
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver America Inc.(*7)	USA	Marketing and sales in North America	—	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
	groovers JP Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
Subsidiaries owned by SK Telink Co., Ltd.	Neosnetworks Co., Ltd.(*2)	Korea	Guarding of facilities	100.0	83.9
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
	Fitech Focus Limited Partnership II(*7)	Korea	Capital investing in startups	—	66.7
	Open Innovation Fund(*7)	Korea	Capital investing in startups	—	98.9
Others(*9)	Stonebridge Cinema Fund	Korea	Capital investing in startups	55.2	55.2
	SK Telecom Innovation Fund, L.P. (formerly, Technology Innovation Partners, L.P.)(*10)	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman	Investment	100.0	100.0

11

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	During the year ended December 31, 2016, the Parent Company acquired 219,967 shares of SK Telink Co., Ltd., a subsidiary of the Parent Company, in return for the transfer of Parent Company’s owned shares of Neosnetworks Co., Ltd., a subsidiary of the Parent Company, to SK Telink Co., Ltd., as contribution in kind.

In addition, SK Telink Co., Ltd. exercised call options to purchase the entire shares of Neosnetworks Co., Ltd. held by the non-controlling interests during the year ended December 31, 2016 and Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd.

(*3)	On November 24, 2016, the board of directors of the Parent Company resolved to acquire the shares of SK Communications Co., Ltd. held by all of the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~ 2,814 per share in cash.

On November 24, 2016, the extraordinary meeting of shareholders of the SK Communications Co.,Ltd. approved the sale of shares and its voluntary delisting of SK Communication Co., Ltd.’s ordinary shares from KOSDAQ market of Korea Exchange.

(*4)	On November 2, 2015, the board of directors of the Parent Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ~~W~~500,000 million. The agreement stated government’s approval as prerequisite.

On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, approved the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as prerequisite.

After the announcement of disapproval of proposed takeover of CJ Hello Vision by the Fair Trade Commission (FTC) on July 18, 2016, the Parent Company announced the revocation of share purchase agreement with CJ O Shopping while SK Broadband withdrew from merger agreement with CJ Hello Vision on July 25, 2016 as execution of the share purchase agreement with CJ O Shopping and merger agreement between SK Broadband and CJ Hello Vision became objectively impossible.

(*5)	The ownership interest changed due to the shares issued to employee stock ownership association by SK Planet Co., Ltd. during the year ended December 31, 2016.
(*6)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

12

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

(*7)	Changes in subsidiaries are explained in Note 1-(4).
(*8)	During the year ended December 31, 2016, the Group acquired all of the non-controlling interests in shopkick Management Company, Inc.
(*9)	Others are owned together by SK techx Co., Ltd. and three other subsidiaries of the Parent Company.
(*10)	Changed its name to SK Telecom Innovation Fund, L.P. during the year ended December 31, 2016.

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2016 is as follows:

(In millions of won)
	As of December 31, 2016				2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	440,956	122,741	318,215	406,930	61,585
M&Service Co., Ltd.		107,768	56,596	51,172	173,816	4,958
SK Communications Co., Ltd.		128,233	31,592	96,641	58,154	(20,411)
SK Broadband Co., Ltd.		3,523,494	2,376,429	1,147,065	2,942,976	21,526
PS&Marketing Corporation		546,803	328,846	217,957	1,679,735	11,908
SERVICEACE Co., Ltd.		67,735	40,014	27,721	199,828	3,605
SERVICE TOP Co., Ltd.		59,004	39,121	19,883	186,740	3,971
Network O&S Co., Ltd.		69,774	35,798	33,976	218,917	3,755
SK Planet Co., Ltd.(*1)		1,935,663	834,151	1,101,512	1,177,323	(30,959)
IRIVER LIMITED(*2)		50,075	11,941	38,134	52,328	(9,987)
SKP America LLC.		439,209	—	439,209	—	1,226
SK techx Co., Ltd.		212,819	52,563	160,256	193,396	28,213
One Store Co., Ltd.		134,207	41,738	92,469	106,809	(22,161)
shopkick Management Company, Inc.		354,627	—	354,627	—	(85)
shopkick, Inc.		37,947	34,024	3,923	45,876	(27,149)

The above summary financial information is derived from separate financial statements of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*1)	The separate financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.
(*2)	The consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

13

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won)
	As of December 31, 2015				2015
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	309,955	113,878	196,077	431,368	55,781
M&Service Co., Ltd.		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
SERVICEACE Co., Ltd.		65,424	34,240	31,184	206,338	2,778
SERVICE TOP Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
IRIVER LIMITED(*)		60,434	12,377	48,057	55,637	635
SKP America LLC.		380,141	—	380,141	—	791
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

The above summary financial information is derived from separate financial statements of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*)	The consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

14

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2016 is as follows:

Subsidiary	Reason
SK techx Co., Ltd.	Established by spin-off from SK Planet Co., Ltd.
One Store Co., Ltd.	Established by spin-off from SK Planet Co., Ltd.
Planet11 E-commerce Solutions India Pvt. Ltd.	Acquired by SK Planet Co., Ltd.
11street (Thailand) Co., Ltd.	Established by SKP GLOBAL HOLDINGS PTE. LTD.
Hello Nature Ltd.	Acquired by SK Planet Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2016 is as follows:

Subsidiary	Reason
Commerce Planet Co., Ltd.	Merged into SK Planet Co., Ltd.
Fitech Focus Limited Partnership II	Liquidated during the year ended December 31, 2016.
Open Innovation Fund	Liquidated during the year ended December 31, 2016.
iriver America Inc.	Liquidated during the year ended December 31, 2016.

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2016 and 2015 are as follows. There were no dividends paid during the years ended December 31, 2016 and 2015 by these subsidiaries.

(In millions of won)
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46

	As of December 31, 2016
Current assets	~~W~~	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863

	2016
Revenue	~~W~~	58,154	106,809
Loss for the year		20,411	22,161
Total comprehensive loss		20,841	22,402
Loss attributable to non-controlling interests		7,240	6,772
Net cash used in operating activities	~~W~~	(4,891)	(4,447)
Net cash provided by(used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,426
Net increase(decrease) in cash and cash equivalents		(1,266)	26,183

15

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2016 and 2015 are as follows. There were no dividends paid during the years ended December 31, 2016 and 2015 by these subsidiaries, Continued.

(In millions of won)
	SK Communications Co., Ltd.
Ownership of non-controlling interests (%)		35.46

	December 31, 2015
Current assets	~~W~~	95,662
Non-current assets		56,834
Current liabilities		(33,306)
Non-current liabilities		(1,708)
Net assets		117,482
Carrying amount of non-controlling interests		41,659

	2015
Revenue	~~W~~	80,147
Loss for the year		14,826
Total comprehensive loss		16,698
Loss attributable to non-controlling interests		5,254
Net cash used in operating activities	~~W~~	(2,706)
Net cash provided by investing activities		8,723
Net cash provided by financing activities		—
Net increase in cash and cash equivalents		6,017

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2017, which will be submitted for approval at the shareholders’ meeting to be held on March 24, 2017.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities(assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

16

2.	Basis of Presentation, Continued

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in Note 3 for the following areas: consolidation: whether the Group has de facto control over an investee, and classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

17

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 33.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments which consist of cellular services, fixed-line telecommunication services, e-commerce services and others, as described in Note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

18

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(i)	Business combination, Continued

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

(ii)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

19

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(vi)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4) Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of the asset.

20

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

21

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

22

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

23

3.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Group can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

24

3.	Significant Accounting Policies, Continued

(8)	Property and equipment, Continued

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

25

3.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13.1
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

26

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

27

3.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired.

28

3.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

29

3.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities, Continued

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

30

3.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

31

3.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

32

3.	Significant Accounting Policies, Continued

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

33

3.	Significant Accounting Policies, Continued

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic and long-distance call charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

34

3.	Significant Accounting Policies, Continued

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

35

3.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(ii)	Deferred tax, Continued

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2016 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing these financial statements.

1)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except for the following:

•	exemption allowing the Group not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes; and

•	Prospective application of new hedge accounting except for those specified in K-IFRS 1109 for retrospective application such as accounting for the time value of options and the forward element of forward contracts.

36

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

To ensure smooth implementation of K-IFRS No.1109, the Group needs to assess the financial impact of adopting K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and enhance the accounting system and related controls. The expected quantitative impact of adopting K-IFRS No. 1109 on the Group’s financial statements cannot be reliably estimated because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Group plans to change the accounting process and internal control and to assess the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1109 by December 31, 2017. Qualitative impacts on consolidated financial statements upon adoption of K-IFRS No. 1109 are as follows:

i)	Classification and measurement of financial assets

Classification of for financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flows. This contains three principal classification categories: financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification. Details of the classification based on business models and contractual cash flows are as follows:

Business model assessment	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)
Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value (*1)	FVTPL-measured at fair value (*2)
Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	To eliminate or significantly reduce the accounting mismatch, the Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.
(*2)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option.

37

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Group. As of December 31, 2016, the Group’s financial assets consist of ~~W~~5,937,507 million of loans and receivables, ~~W~~935,885 million of available-for-sale financial assets, and ~~W~~7,368 million of financial assets at fair value through profit or loss.

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Group to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Group has ~~W~~5,937,507 million of loans and receivables measured at amortized cost.

A financial asset is measured at FVOCI under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Group has ~~W~~6,755 million of debt instruments classified as available-for-sale financial assets.

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2016, the Group has ~~W~~929,130 million of available-for-sale equity instruments; and unrealized valuation gain from available-for-sale equity instruments amounting to ~~W~~296,027 million is recycled from OCI to profit or loss during the year ended December 31, 2016.

All other financial assets are measured at FVTPL. As of December 31, 2016, the Group has no debt and equity instruments designated as FVTPL using the fair value option.

ii)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI results in or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

Adoption of K-IFRS 1109 may result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability will be presented in OCI.

As of December 31, 2016, the Group’s total financial liability amounts to ~~W~~12,702,059 million, among which the financial liabilities designated as FVTPL using fair value option amount to ~~W~~59,600 million . Changes in fair value on financial liabilities designated as FVTPL using fair value option amounting to ~~W~~4,018 million was recognized as loss during the year ended December 31, 2016.

38

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iii)	Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Group should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition (*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under K-IFRS No. 1115, Revenue from Contracts with Customers (see note 3 (26) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Group may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Group may choose to recognize loss allowances at an amount equal to lifetime expected credit losses.
(*2)	The Group may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

K-IFRS No. 1109 allows the Group to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2016, the Group has ~~W~~5,937,507 million of debt instrument financial assets measured at amortized cost and ~~W~~369,332 million as loss allowances for these assets.

39

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iv)	Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Group’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Group may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2016, the Group recognized the total amount of ~~W~~2,782,026 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ~~W~~96,418 million was recognized in OCI for the year ended December 31, 2016.

Upon initial application of K-IFRS No. 1109, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. The Group is still in the process of evaluating whether to make such accounting policy election upon adoption date.

2)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers. The Group plans to adopt K-IFRS No. 1115 on January 1, 2018. In accordance with the requirements in K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors and the transition guidance in K-IFRS No. 1115, the Group is considering to adopt K-IFRS No. 1115 using the retrospective approach.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

40

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

2)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

As of December 31, 2016, the Group has not yet changed its accounting process and internal controls related to revenue recognition.

The Group plans to change the accounting process and internal control and to assess the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1115 by December 31, 2017. The impact of accounting changes on its consolidated financial statements that may arise from the adoption of K-IFRS No. 1115 is expected to include the following:

i)	Identification of the separate performance obligations in the contract

A substantial portion of the Group’s revenues are generated from provision of wireless telecommunications services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if they are performance obligations other than wireless telecommunications service that should be accounted for separately. The amount and timing of revenue recognition under K-IFRS No. 1105 may be different from those under K-IFRS No. 1018 depending on the conclusion over the existence of separately identifiable performance obligations and the timing of satisfying each performance obligation.

ii)	Allocate the transaction price to the separate performance obligations

In accordance with K-IFRS No. 1115, the Group should allocate the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price. The Group plans to use adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, ‘expected cost plus a margin’ approach will be used.

iii)	Incremental costs to acquire a contract

The Group has exclusive contracts with its sales agents to sell the Group’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents constitute a significant portion of the Group’s operating expenses. Currently, the portion of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed.

Under K-IFRS 1115, incremental costs to acquire a contract and certain costs to fulfill a contract are capitalized and amortized over the period the goods and services are delivered. However, as a practical expedient, the Group plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

41

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which include online commerce services; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the year ended December 31, 2016 is as follows:

(In millions of won)
	2016
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,635,720	3,349,905	1,177,323	726,374	19,889,322	(2,797,506)	17,091,816
Inter-segment revenue		1,630,811	698,712	176,007	291,976	2,797,506	(2,797,506)	—
External revenue		13,004,909	2,651,193	1,001,316	434,398	17,091,816	—	17,091,816
Depreciation and amortization		2,262,363	551,811	68,298	59,414	2,941,886	—	2,941,886
Operating profit (loss)		1,799,127	132,459	(365,194)	(30,648)	1,535,744	—	1,535,744
Finance income and costs, net								248,220
Gain relating to investments in associates and joint ventures, net								544,501
Other non-operating income and expense, net								(232,326)
Profit before income tax								2,096,139

42

4.	Operating Segments, Continued

(2)	Segment information for the year ended December 31, 2015 is as follows:

(In millions of won)
	2015
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,962,689	3,162,712	1,703,278	410,265	20,238,944	(3,102,210)	17,136,734
Inter-segment revenue		1,693,411	668,139	643,299	97,361	3,102,210	(3,102,210)	—
External revenue		13,269,278	2,494,573	1,059,979	312,904	17,136,734	—	17,136,734
Depreciation and amortization		2,174,819	531,106	112,537	26,833	2,845,295	—	2,845,295
Operating profit (loss)		1,678,339	108,252	(6,740)	(71,845)	1,708,006	—	1,708,006
Finance income and costs, net								(246,200)
Gain relating to investments in associates and joint ventures, net								786,140
Other non-operating income and expense, net								(212,581)
Profit before income tax								2,035,365

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2016 and 2015.

43

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2016 and 2015 are summarized as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term financial instruments(*)	~~W~~	90,278	82,469
Long-term financial instruments(*)		937	10,596

	~~W~~	91,215	93,065

(*)	Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2016, the funds cannot be withdrawn before maturity.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,482,502	(241,576)	2,240,926
Short-term loans		59,526	(547)	58,979
Accounts receivable - other		1,200,421	(78,977)	1,121,444
Accrued income		2,780	—	2,780
Others		3,937	—	3,937

		3,749,166	(321,100)	3,428,066
Non-current assets:
Long-term loans		113,456	(47,980)	65,476
Long-term accounts receivable - other		149,669	—	149,669
Guarantee deposits		298,964	—	298,964
Long-term accounts receivable - trade		20,637	(252)	20,385

		582,726	(48,232)	534,494

	~~W~~	4,331,892	(369,332)	3,962,560

44

6.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	December 31, 2015
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,583,558	(238,691)	2,344,867
Short-term loans		54,377	(482)	53,895
Accounts receivable - other		752,731	(78,992)	673,739
Accrued income		10,753	—	10,753
Others		1,861	—	1,861

		3,403,280	(318,165)	3,085,115
Non-current assets:
Long-term loans		87,501	(25,047)	62,454
Long-term accounts receivable - other		2,420	—	2,420
Guarantee deposits		297,281	—	297,281
Long-term accounts receivable - trade		46,047	(804)	45,243

		433,249	(25,851)	407,398

	~~W~~	3,836,529	(344,016)	3,492,513

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	~~W~~	344,016	328,191
Bad debt expense		78,132	75,773
Write-offs		(79,891)	(87,798)
Other		27,075	27,850

Balance at December 31	~~W~~	369,332	344,016

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016			December 31, 2015
	Accounts receivable- trade		Other receivables	Accounts receivable- trade	Other receivables
Neither overdue nor impaired	~~W~~	1,715,966	1,617,349	1,841,442	1,053,096
Overdue but not impaired		41,613	5,663	77,008	5,155
Impaired		745,560	205,741	711,155	148,673

		2,503,139	1,828,753	2,629,605	1,206,924
Allowances for doubtful accounts		(241,828)	(127,504)	(239,495)	(104,521)

	~~W~~	2,261,311	1,701,249	2,390,110	1,102,403

45

6.	Trade and Other Receivables, Continued

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2016 and 2015 are as follows, Continued:

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016			December 31, 2015
	Accounts receivable- trade		Other receivables	Accounts receivable- trade	Other receivables
Less than 1 month	~~W~~	11,543	2,838	20,908	2,770
1 ~ 3 months		9,144	140	21,941	924
3 ~ 6 months		4,643	1	7,043	265
More than 6 months		16,283	2,684	27,116	1,196

	~~W~~	41,613	5,663	77,008	5,155

7.	Inventories

Details of inventories as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016				December 31, 2015
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	~~W~~	232,871	(6,913)	225,958	247,294	(5,064)	242,230
Finished goods		1,931	(363)	1,568	3,530	(179)	3,351
Work in process		2,895	(347)	2,548	1,976	(149)	1,827
Raw materials and supplies		31,141	(1,369)	29,772	27,296	(1,148)	26,148

	~~W~~	268,838	(8,992)	259,846	280,096	(6,540)	273,556

46

8.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Beneficiary certificates(*)	~~W~~	107,364	92,262

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2016 were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity securities:
Marketable equity securities(*1)	~~W~~	526,363	897,958
Unlisted equity securities(*2)		95,300	96,899
Equity investments(*2)		200,103	207,916

		821,766	1,202,773
Debt securities:
Investment bonds		6,755	4,453

	~~W~~	828,521	1,207,226

(*1)	During the year ended December 31, 2016, the Group sold 3,793,756 shares of Loen Entertainment, Inc. to Kakao Corp. in exchange for 1,357,367 shares of Kakao Corp. and ~~W~~218,037 million in cash. In connection with the sale of Loen Entertainment shares, the Group recognized gain on disposal of long-term investment securities amounting to ~~W~~314,745 million.

The Group recognized gain on disposal amounting to ~~W~~138,779 million as the Group disposed its entire marketable equity securities of POSCO Co., Ltd. for ~~W~~305,110 million of cash during the year ended December 31, 2016.

(*2)	Unlisted equity securities and equity investments whose fair value cannot be measured reliably are recorded at cost.

47

9.	Business Combination

During the year ended December 31, 2016, the Parent Company distributed its entire ownership interests in Neosnetworks Co., Ltd. to SK Telink Co., Ltd., a subsidiary of the Parent Company as contribution in kind. Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd. As this transaction is a business combination under common control, SK Telink Co., Ltd. recognized the book value of the assets and liabilities of Neosnetworks Co., Ltd. in its financial statements. There’s no effect on the assets and liabilities of the consolidated financial statements.

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2016 and 2015 are as follows:

(In millions of won)		December 31, 2016			December 31, 2015
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	9.6	~~W~~	46,354	9.6	~~W~~	43,814
Korea IT Fund(*2)	Korea	63.3		263,850	63.3		260,456
KEB HanaCard Co., Ltd.(*1)	Korea	15.0		265,798	15.0		254,177
Candle Media Co., Ltd.(*3)	Korea	—		—	35.1		20,144
NanoEnTek, Inc.	Korea	28.5		39,514	28.6		45,008
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		74,717	21.0		86,324
SK Technology Innovation Company	Cayman	49.0		47,488	49.0		45,891
HappyNarae Co., Ltd.	Korea	42.5		17,236	42.5		17,095
SK hynix Inc.	Korea	20.1		6,132,122	20.1		5,624,493
SK MENA Investment B.V.	Netherlands	32.1		15,451	32.1		14,929
SKY Property Mgmt. Ltd.	Virgin Island	33.0		263,225	33.0		251,166
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,880	49.0		25,767
Daehan Kanggun BcN Co., Ltd. and others	—	—		127,174	—		161,058

Sub-total				7,318,809			6,850,322

Investments in joint ventures:
Dogus Planet, Inc.(*4,5)	Turkey	50.0		20,081	50.0		15,118
PT. Melon Indonesia(*3,5)	Indonesia	—		—	49.0		4,339
Celcom Planet(*2,4,5)	Malaysia	51.0		2,851	51.0		3,406
PT XL Planet Digital(*4,5)	Indonesia	50.0		27,512	50.0		23,108
Finnq Co. Ltd.(*6)	Korea	49.0		24,174	—		—
12CM GLOBAL PTE. LTD.(*7)	Singapore	62.7		10,896	—		—

Sub-total				85,514			45,971

Total			~~W~~	7,404,323		~~W~~	6,896,293

48

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2016 and 2015 are as follows, Continued:

(*1)	These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.
(*2)	Classified as investment in associates or joint ventures as the Group does not have control over investments under the contractual agreement.
(*3)	These investments were disposed during the year ended December 31, 2016.
(*4)	The carrying amount has increased due to additional investment during the year ended December 31, 2016. There was no change in ownership percentage as a result of this additional investment.
(*5)	The ownership interest is owned by SK Planet Co., Ltd.
(*6)	Investment in Finnq Co. Ltd., a company newly established and changed its name from HanaSK Fintech Co., Ltd. to Finnq Co. Ltd., during the year ended December 31, 2016, was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholder.
(*7)	The Group acquired 62.7% of equity interests in 12CM GLOBAL PTE. LTD. during the year ended December 31, 2016. Investment in 12CM GLOBAL PTE. LTD. was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholder.

49

10.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016				December 31, 2015
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
NanoEnTek, Inc.	~~W~~	5,020	6,960,445	34,941	7,300	6,960,445	50,811
SK hynix Inc.		44,700	146,100,000	6,530,670	30,750	146,100,000	4,492,575

(3)	The financial information of significant associates as of and for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	As of December 31, 2016
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	~~W~~	9,838,982	6,868,387	181,469	166,349
Non-current assets		22,377,044	239,758	458,690	250,257
Current liabilities		4,160,849	1,219,327	12,423	—
Non-current liabilities		4,031,647	4,476,979	45,136	—

	2016
Revenue		17,197,975	1,413,077	64,894	28,839
Profit for the year		2,960,483	75,595	52,404	23,469
Other comprehensive income (loss)		28,844	(154)	(14,188)	(8,506)
Total comprehensive income		2,989,327	75,441	38,216	14,963

50

10.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of significant associates as of and for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	As of and for the year ended December 31, 2015
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	~~W~~	9,760,030	6,228,076	176,517	152,070
Non-current assets		19,917,876	509,579	650,661	259,176
Current liabilities		4,840,698	1,103,873	242,002	—
Non-current liabilities		3,449,505	4,297,289	39,154	—

	2015
Revenue		18,797,998	1,472,830	89,161	30,875
Profit for the year		4,323,595	10,119	19,722	21,655
Other comprehensive income (loss)		40,215	(547)	(11,872)	15,651
Total comprehensive income		4,363,810	9,572	7,850	37,306

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	As of and for the year ended December 31, 2016
	Dogus Planet, Inc.		PT XL Planet Digital	Celcom Planet	Finnq Co. Ltd.	12CM GLOBAL PTE. LTD.
Current assets	~~W~~	46,433	20,077	13,445	48,699	12,061
Cash and cash equivalents		45,839	14,985	11,771	48,408	12,061
Non-current assets		20,218	50,765	7,341	673	727
Current liabilities		26,417	14,513	15,196	138	725
Accounts payable, other payables and provision		1,971	10,306	9,406	15	—
Non-current liabilities		72	1,305	—	784	—

	2016
Revenue		53,864	9,492	6,511	—	—
Depreciation and amortization		(5,299)	(940)	(2,150)	(12)	—
Interest income		394	267	134	182	—
Interest expense		(2,139)	—	—	—	—
Income tax benefit		—	51	—	—	—
Loss for the period		(22,017)	(49,438)	(41,742)	(829)	(22)
Total comprehensive income (loss)		(22,017)	(49,438)	(41,742)	(829)	(22)

51

10.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	As of and for the year ended December 31, 2015
	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	~~W~~	46,248	12,805	9,500	21,416
Cash and cash equivalents		8,091	4,027	5,034	19,371
Non-current assets		18,088	2,657	46,013	5,519
Current liabilities		34,022	6,416	8,583	20,257
Account payable, other payables and provision		4,317	3,396	3,648	5,889
Non-current liabilities		78	140	714	—

	2015
Revenue		38,944	17,094	5,536	1,647
Depreciation and amortization		(5,318)	(132)	(2,746)	(1,332)
Interest income		465	288	525	345
Income tax benefit		—	—	7,025	—
Loss for the year		(32,713)	1,853	(21,381)	(25,881)
Total comprehensive loss		(32,713)	1,853	(21,381)	(25,881)

52

10.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	24,016,955	20.1	4,970,267	1,161,855	6,132,122
KEB HanaCard Co., Ltd.		1,411,839	15.0	211,776	54,022	265,798
SKY Property Mgmt. Ltd.(*1)		576,785	33.0	190,339	72,886	263,225
Korea IT Fund		416,606	63.3	263,850	—	263,850

(In millions of won)
	December 31, 2015
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	21,386,863	20.1	4,425,794	1,198,699	5,624,493
KEB HanaCard Co., Ltd.		1,336,493	15.0	200,474	53,703	254,177
SKY Property Mgmt. Ltd.(*1)		537,847	33.0	177,490	73,676	251,166
Korea IT Fund		411,246	63.3	260,456	—	260,456

(*1) Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company and the total issued shares outstanding less investee’s treasury shares.

53

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	~~W~~	43,814	—	2,257	283	—	—	46,354
Korea IT Fund(*1)		260,456	—	14,864	(5,388)	—	(6,082)	263,850
KEB HanaCard Co., Ltd.		254,177	—	11,658	(37)	—	—	265,798
Candle Media Co., Ltd.		20,144	(18,860)	(673)	(611)	—	—	—
NanoEnTek, Inc.		45,008	—	(3,950)	(1,544)	—	—	39,514
SK Industrial Development China Co., Ltd.		86,324	—	(6,298)	(5,309)	—	—	74,717
SK Technology Innovation Company		45,891	—	162	1,435	—	—	47,488
HappyNarae Co., Ltd.		17,095	—	240	(99)	—	—	17,236
SK hynix Inc.(*1)		5,624,493	—	572,086	8,593	—	(73,050)	6,132,122
SK MENA Investment B.V.		14,929	—	63	459	—	—	15,451
SKY Property Mgmt. Ltd.		251,166	—	16,066	(4,007)	—	—	263,225
Xinan Tianlong Science and Technology Co., Ltd.		25,767	—	113	—	—	—	25,880
Daehan Kanggun BcN Co., Ltd. and others		161,058	(14,659)	(13,325)	754	(6,972)	318	127,174

Sub-total		6,850,322	(33,519)	593,263	(5,471)	(6,972)	(78,814)	7,318,809

Investments in joint ventures
Dogus Planet, Inc.		15,118	18,722	(11,008)	(2,751)	—	—	20,081
PT. Melon Indonesia(*2)		4,339	(3,488)	918	(1,769)	—	—	—
Celcom Planet		3,406	20,734	(21,289)	—	—	—	2,851
PT XL Planet Digital		23,108	29,123	(24,719)	—	—	—	27,512
Finnq Co. Ltd		—	24,580	(406)	—	—	—	24,174
12CM GLOBAL PTE. LTD.		—	10,896	—	—	—	—	10,896

Sub-total		45,971	100,567	(56,504)	(4,520)	—	—	85,514

Total	~~W~~	6,896,293	67,048	536,759	(9,991)	(6,972)	(78,814)	7,404,323

(*1)	Dividends received from the associate are deducted from the carrying amount during the year ended December 31, 2016.
(*2)	During the year ended December 31, 2016, the Group disposed of all shares of PT. Melon Indonesia and recognized gain on disposal of ~~W~~11,634 million.

54

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the year ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	2015
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	~~W~~	35,817	—	4,361	3,636	—	—	43,814
Korea IT Fund(*)		240,676	—	11,971	9,912	—	(2,103)	260,456
KEB HanaCard Co., Ltd.		425,140	(174,475)	3,275	237	—	—	254,177
Candle Media Co., Ltd.		19,486	—	550	70	—	38	20,144
NanoEnTek, Inc.		36,527	10,000	(1,649)	130	—	—	45,008
SK Industrial Development China Co., Ltd.		79,394	—	3,380	3,550	—	—	86,324
Packet One Network		53,670	—	(8,714)	(3,030)	—	(41,926)	—
SK Technology Innovation Company		44,052	—	(2,907)	4,746	—	—	45,891
HappyNarae Co., Ltd.		15,551	—	1,589	(45)	—	—	17,095
SK hynix Inc.(*)		4,849,159	—	842,086	(22,922)	—	(43,830)	5,624,493
SK MENA Investment B.V.		14,015	—	3	911	—	—	14,929
SKY Property Mgmt. Ltd.		248,534	—	6,408	(3,776)	—	—	251,166
Xinan Tianlong Science and Technology Co., Ltd.		25,874	—	(107)	—	—	—	25,767
Daehan Kanggun BcN Co., Ltd. and others(*)		158,725	12,320	(15,726)	1,689	(1,305)	5,355	161,058

Sub-total		6,246,620	(152,155)	844,520	(4,892)	(1,305)	(82,466)	6,850,322

Investments in joint ventures
Dogus Planet, Inc.		11,441	16,419	(16,357)	3,615	—	—	15,118
PT. Melon Indonesia		3,564	—	908	(133)	—	—	4,339
Television Media Korea Ltd.		6,944	(6,712)	(232)	—	—	—	—
Celcom Planet		16,605	—	(13,199)	—	—	—	3,406
PT XL Planet Digital		12,914	20,884	(10,690)	—	—	—	23,108

Sub-total		51,468	30,591	(39,570)	3,482	—	—	45,971

Total	~~W~~	6,298,088	(121,564)	804,950	(1,410)	(1,305)	(82,466)	6,896,293

(*)	Dividends paid by the associate are deducted from the carrying amount during the year ended December 31, 2015.

55

10.	Investments in Associates and Joint Ventures, Continued

(7)	The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2016 are as follows:

(In millions of won)	Unrecognized loss(profit)			Unrecognized change in equity
	Year ended December 31, 2016		Cumulative loss	Year ended December 31, 2016	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(1,248)	3,290	—	—
Daehan Kanggun BcN Co., Ltd. and others		4,281	10,791	—	365

	~~W~~	3,033	14,081	—	365

11.	Property and Equipment

(1)	Property and equipment as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	835,909	—	—	835,909
Buildings		1,604,863	(704,891)	—	899,972
Structures		812,010	(453,055)	—	358,955
Machinery		29,705,088	(22,667,047)	(1,991)	7,036,050
Other		1,701,794	(1,138,303)	(457)	563,034
Construction in progress		680,292	—	—	680,292

	~~W~~	35,339,956	(24,963,296)	(2,448)	10,374,212

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	812,947	—	—	812,947
Buildings		1,563,069	(651,940)	—	911,129
Structures		763,122	(418,901)	—	344,221
Machinery		28,624,842	(21,281,400)	(1,433)	7,342,009
Other		1,511,304	(1,036,780)	(1,086)	473,438
Construction in progress		487,512	—	—	487,512

	~~W~~	33,762,796	(23,389,021)	(2,519)	10,371,256

56

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassifi- cation(*)	Depreciation	Impairment	Ending balance
Land	~~W~~	812,947	2,464	(3,514)	24,012	—	—	835,909
Buildings		911,129	4,637	(9,176)	43,910	(50,528)	—	899,972
Structures		344,221	33,802	(33)	15,145	(34,180)	—	358,955
Machinery		7,342,009	660,629	(45,672)	1,234,737	(2,152,725)	(2,928)	7,036,050
Other		473,438	807,047	(6,052)	(568,644)	(142,700)	(55)	563,034
Construction in progress		487,512	1,154,424	(9,710)	(951,934)	—	—	680,292

	~~W~~	10,371,256	2,663,003	(74,157)	(202,774)	(2,380,133)	(2,983)	10,374,212

(*)	Includes reclassification to intangible assets.

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassifi- cation	Deprecia- tion	Impairment	Business combination	Change of consolida- tion scope	Ending balance
Land	~~W~~	766,780	6,629	(2,031)	41,569	—	—	—	—	812,947
Buildings		933,867	6,042	(6,839)	27,500	(49,441)	—	—	—	911,129
Structures		352,789	9,776	(57)	16,104	(34,391)	—	—	—	344,221
Machinery		7,310,815	645,986	(22,518)	1,538,235	(2,133,193)	(524)	3,208	—	7,342,009
Other		499,050	786,531	(16,721)	(652,022)	(143,288)	(4)	—	(108)	473,438
Construction in progress		704,400	1,063,169	(1,522)	(1,271,762)	—	(6,773)	—	—	487,512

	~~W~~	10,567,701	2,518,133	(49,688)	(300,376)	(2,360,313)	(7,301)	3,208	(108)	10,371,256

57

12.	Investment Property

(1)	There are no investment property as of December 31, 2016. Investment property as of December 31, 2015 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	10,634	—	10,634
Buildings		7,531	(3,094)	4,437

	~~W~~	18,165	(3,094)	15,071

(2)	Changes in investment properties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Reclassification(*)	Depreciation	Ending balance
Land	~~W~~	10,634	(10,634)	—	—
Buildings		4,437	(4,334)	(103)	—

	~~W~~	15,071	(14,968)	(103)	—

(*)	Includes reclassification to property and equipment.

(In millions of won)
	2015
	Beginning balance		Reclassification	Depreciation	Ending balance
Land	~~W~~	10,418	216	—	10,634
Buildings		4,579	98	(240)	4,437

	~~W~~	14,997	314	(240)	15,071

(3)	Fair value of investment properties as of December 31, 2015 are as follows:

(In millions of won)
	December 31, 2015
	Carrying amount		Fair value
Land	~~W~~	10,634	6,009
Buildings		4,437	4,261

	~~W~~	15,071	10,270

The fair value of investment properties was determined on the comparative market analysis by an independent appraisal company.

58

12.	Investment Property, Continued

(4)	Income and expenses from investment property for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Rent revenue	~~W~~	386	850
Operating expense		(114)	(240)

13.	Goodwill

(1)	Goodwill as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		267,773	243,911

	~~W~~	1,932,452	1,908,590

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): fixed-line telecommunication services; and

•	other goodwill: other.

(*1)	Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.3% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.0% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

59

13.	Goodwill, Continued

(2)	Details of the changes in goodwill for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	~~W~~	1,908,590	1,917,595
Acquisition		19,974	1,758
Impairment loss		—	(19,245)
Other		3,888	8,482

	~~W~~	1,932,452	1,908,590

Accumulated impairment losses as of December 31, 2016 and 2015 are ~~W~~17,269 million.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,263,127)	—	2,580,828
Land usage rights		65,148	(44,314)	—	20,834
Industrial rights		160,897	(39,697)	—	121,200
Development costs		141,727	(136,446)	(410)	4,871
Facility usage rights		151,906	(110,118)	—	41,788
Customer relations		19,742	(13,090)	—	6,652
Club memberships(*1)		113,161	—	(39,122)	74,039
Other(*2)		3,315,921	(2,386,992)	(2,787)	926,142

	~~W~~	8,812,457	(4,993,784)	(42,319)	3,776,354

(In millions of won)	December 31, 2015
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	3,033,879	(1,930,362)	—	1,103,517
Land usage rights		74,217	(47,641)	—	26,576
Industrial rights		159,926	(43,384)	—	116,542
Development costs		140,226	(132,754)	—	7,472
Facility usage rights		149,841	(101,822)	—	48,019
Customer relations		16,528	(9,353)	—	7,175
Club memberships(*1)		126,622	—	(35,115)	91,507
Other(*2)		3,101,622	(2,197,646)	—	903,976

	~~W~~	6,802,861	(4,462,962)	(35,115)	2,304,784

60

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2016 and 2015 are as follows, Continued:

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated, and the Group is given rights-to-use for a definite number of years in turn.

(2)	Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassi- fication (*2)	Amortiza -tion	Impair -ment(*3)	Business combina- tion	Ending balance
Frequency usage rights(*1)	~~W~~	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		26,576	5,338	(1,921)	—	(9,159)	—	—	20,834
Industrial rights		116,542	6,226	(148)	5,004	(6,424)	—	—	121,200
Development costs		7,472	1,404	—	338	(3,933)	(410)	—	4,871
Facility usage rights		48,019	2,181	(50)	231	(8,593)	—	—	41,788
Customer relations		7,175	499	—	—	(4,051)	—	3,029	6,652
Club memberships		91,507	7,983	(7,624)	—	—	(17,827)	—	74,039
Other		903,976	141,045	(20,306)	228,110	(323,397)	(3,286)	—	926,142

	~~W~~	2,304,784	1,974,752	(30,049)	233,683	(688,322)	(21,523)	3,029	3,776,354

(*1)	During the year ended December 31, 2016, the Parent Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ~~W~~1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Parent Company extended frequency usage rights for 2.1 GHz band for ~~W~~568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.
(*2)	Includes reclassification from advance payments and property and equipment.
(*3)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ~~W~~21,523 million as impairment loss for the year ended December 31, 2016.

61

14.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	2015
	Beginning balance		Acquisi- tion	Disposal	Reclassi- fication	Amortiza -tion	Impair- ment(*)	Business combina- tion	Change of consolida -tion scope	Ending balance
Frequency usage rights	~~W~~	1,384,044	—	—	—	(280,527)	—	—	—	1,103,517
Land usage rights		25,353	11,956	(1,314)	—	(9,419)	—	—	—	26,576
Industrial rights		107,760	5,878	(22)	8,935	(6,009)	—	—	—	116,542
Development costs		8,331	3,737	—	23	(4,563)	(56)	—	—	7,472
Facility usage rights		52,636	2,721	(23)	1,177	(8,492)	—	—	—	48,019
Customer relations		6,404	—	—	—	(4,689)	—	8,486	(3,026)	7,175
Club memberships		94,119	1,137	(1,802)	68	—	(2,015)	—	—	91,507
Other		805,347	103,137	(1,772)	323,933	(319,234)	(7,228)	—	(207)	903,976

	~~W~~	2,483,994	128,566	(4,933)	334,136	(632,933)	(9,299)	8,486	(3,233)	2,304,784

(*)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ~~W~~9,299 million as impairment loss for the year ended December 31, 2015.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Research and development costs expensed as incurred	~~W~~	344,787	315,790

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2016 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	182,448	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		628,100	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		5,306	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,214,190	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		550,784	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~	2,580,828

62

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2016		December 31, 2015
Commercial Papers	KTB Investment and Securities Co., Ltd., etc.	1.76~1.84	~~W~~	—	220,000
Short-term borrowings	Woori Bank	2.88		2,614	40,000

			~~W~~	2,614	260,000

(2)	Long-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2016		December 31, 2015
Kookmin Bank	1.98	Jun. 15, 2016	~~W~~	—	1,625
Shinhan Bank	6M bank debenture rate+1.58	Apr. 30, 2016		—	10,000
Kookmin Bank	1.29	Mar. 15, 2017		500	2,498
Kookmin Bank	1.29	Mar. 15, 2018		3,583	6,450
Korea Development Bank(*1)	3.32	Jul. 30 ,2019		35,750	39,000
Korea Development Bank(*1)	2.94	Jul. 30 ,2019		9,167	10,000
Korea Development Bank	2.32	Dec. 20, 2021		49,000	—
Export Kreditnamnden(*2)	1.70	Apr. 29, 2022		76,493	87,685
				(USD 63,296)	(USD 74,817)

Sub-total				174,493	157,258
Less present value discount				(1,586)	(2,124)

				172,907	155,134
Less current installments				(33,191)	(33,581)

			~~W~~	139,716	121,553

(*1)	In November 2016, SK Broadband Co., Ltd. agreed to refinance these fixed rate borrowings with floating-rate borrowings on January 30, 2017 and entered into a floating-to-fixed interest rate swap agreement to mitigate the interest rate risk that will arise from floating-rate borrowings.
(*2)	Prior to 2015, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

63

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2016 and 2015 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured private bonds	Refinancing fund	2016	5.00	~~W~~	—	200,000
Unsecured private bonds	Other fund	2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		—	40,000
Unsecured private bonds		2016	5.92		—	230,000
Unsecured private bonds	Operating fund	2016	3.95		—	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and	2019	3.24		170,000	170,000
Unsecured private bonds	refinancing fund	2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*1)		2029	4.72		59,600	54,695
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and	2022	2.40		100,000	100,000
Unsecured private bonds	refinancing fund	2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds(*1,2)		2030	3.40		—	50,485
Unsecured private bonds	Operating and	2018	2.07		80,000	80,000
Unsecured private bonds	refinancing fund	2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds(*1,2)		2030	3.10		—	50,524
Unsecured private bonds	Operating fund	2019	1.65		70,000	—
Unsecured private bonds		2021	1.80		100,000	—
Unsecured private bonds		2026	2.08		90,000	—
Unsecured private bonds		2036	2.24		80,000	—
Unsecured private bonds		2019	1.62		50,000	—
Unsecured private bonds		2021	1.71		50,000	—
Unsecured private bonds		2026	1.97		120,000	—
Unsecured private bonds		2031	2.17		50,000	—
Unsecured private bonds(*3)		2017	4.28		100,000	100,000
Unsecured private bonds(*3)		2017	3.27		120,000	120,000
Unsecured private bonds(*3)		2016	3.05		—	80,000
Unsecured private bonds(*3)		2019	3.49		210,000	210,000
Unsecured private bonds(*3)		2019	2.76		130,000	130,000
Unsecured private bonds(*3)		2018	2.23		50,000	50,000
Unsecured private bonds(*3)		2020	2.49		160,000	160,000
Unsecured private bonds(*3)		2020	2.43		140,000	140,000
Unsecured private bonds(*3)		2020	2.18		130,000	130,000
Unsecured private bonds(*3)		2019	1.58		50,000	—

64

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2016 and 2015 are as follows,Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured private bonds(*3)	Operating and Refinancing fund	2021	1.77		120,000	—
Unsecured private bonds(*4)	Operating fund	2016	3.24		—	10,000
Unsecured private bonds(*4)		2017	3.48		20,000	20,000
Unsecured global bonds		2027	6.63		483,400 (USD 400,000)	468,800 (USD 400,000)
Unsecured private Swiss bonds		2017	1.75		354,399 (CHF 300,000)	355,617 (CHF 300,000)
Unsecured global bonds		2018	2.13		845,950 (USD 700,000)	820,400 (USD 700,000)
Unsecured private Australian bonds		2017	4.75		261,615 (AUD 300,000)	255,930 (AUD 300,000)
Floating rate notes(*5)		2020	3M Libor +		362,550 (USD 300,000)	351,600 (USD 300,000)
Foreign global bonds(*3)		2018	2.88		362,550 (USD 300,000)	351,600 (USD 300,000)

Sub-total					7,220,064	7,139,651
Less discounts on bonds					(25,858)	(30,998)

					7,194,206	7,108,653
Less current installments of bonds					(855,276)	(669,506)

				~~W~~	6,338,930	6,439,147

(*1)	The Group eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~9,600 million as of December 31, 2016.

(*2)	The principal amount and the fair value of the structured bonds that were designated as financial liabilities at fair value through profit or loss as of December 31, 2015 were ~~W~~100,000 million and ~~W~~101,009 million, respectively. The bonds were early redeemed during the year ended December 31, 2016.
(*3)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*4)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*5)	As of December 31, 2016, 3M LIBOR rate is 1.00%.

65

16.	Long-term Payables—Other

(1)	Long-term payables – other as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Payables related to acquisition of frequency usage rights	~~W~~	1,602,943	550,964
Other(*)		21,647	30,733

	~~W~~	1,624,590	581,697

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of December 31, 2016 and 2015, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 14):

(In millions of won)
	December 31, 2016		December 31, 2015
Long-term payables - other	~~W~~	2,013,122	709,888
Present value discount on long-term payables - other		(108,406)	(38,739)

		1,904,716	671,149
Less current installments of long-term payables - other		(301,773)	(120,185)

Carrying amount at December 31	~~W~~	1,602,943	550,964

(3)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2016 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		605,734
More than 5 years		498,787

	~~W~~	2,013,122

66

17.	Provisions

Changes in provisions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	For the year ended December 31, 2016							As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	5,670	37,530	(18,490)	—	—	24,710	19,939	4,771
Provision for restoration		59,954	6,677	(1,082)	(913)	43	64,679	37,760	26,919
Emission allowance		1,477	1,480	(169)	—	—	2,788	2,788	—
Other provisions		3,104	3,237	(601)	—	—	5,740	5,740	—

	~~W~~	70,205	48,924	(20,342)	(913)	43	97,917	66,227	31,690

(In millions of won)
	For the year ended December 31, 2015								As of December 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Other	Change of consolida- tion scope	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	26,799	1,641	(5,004)	(17,766)	—	—	5,670	2,232	3,438
Provision for restoration		59,727	4,983	(1,135)	(5,433)	1,812	—	59,954	34,336	25,618
Emission allowance		—	1,477	—	—	—	—	1,477	1,477	—
Other provisions		562	3,795	(510)	(472)	—	(271)	3,104	2,943	161

	~~W~~	87,088	11,896	(6,649)	(23,671)	1,812	(271)	70,205	40,988	29,217

The Group has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Group and recognized a provision for subsidy amounts which the Group has obligations to pay in future periods.

67

18.	Leases

In 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted for as operating leases. The Group entered into operating lease agreements and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2016 are as follows:

(In millions of won)
	Minimum lease payments		Revenues
Less than 1 year	~~W~~	35,684	1,882
1~5 years		70,766	896
More than 5 years		17,075	224

	~~W~~	123,525	3,002

19.	Defined Benefit Liabilities(Assets)

(1)	Details of defined benefit liabilities(assets) as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Present value of defined benefit obligations	~~W~~	595,667	525,269
Fair value of plan assets		(555,175)	(426,413)

Defined benefit assets(*)		(30,247)	—

Defined benefit liabilities		70,739	98,856

(*)	Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Discount rate for defined benefit obligations	1.90~2.96%	1.90~2.93%
Expected rate of salary increase	2.49~6.09%	2.51~7.04%

Discount rate for defined benefit obligation is determined based on yield rate of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

68

19.	Defined Benefit Liabilities(Assets), Continued

(3)	Changes in defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	For the year ended December 31
	2016		2015
Beginning balance	~~W~~	525,269	437,844
Current service cost		114,528	106,764
Interest cost		13,441	12,292
Remeasurement
- Demographic assumption		677	732
- Financial assumption		(2,462)	5,900
- Adjustment based on experience		6,229	15,100
Benefit paid		(55,350)	(58,513)
Others		(6,665)	5,150

Ending balance	~~W~~	595,667	525,269

(4)	Changes in plan assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	~~W~~	426,413	346,257
Interest income		9,826	9,035
Remeasurement		(6,320)	3,146
Contributions		159,687	115,640
Benefit paid		(34,247)	(47,809)
Others		(184)	144

Ending balance	~~W~~	555,175	426,413

The Group expects to make a contribution of ~~W~~121,727 million to the defined benefit plans in 2017.

(5)	Total amount of expenses recognized in profit and loss (included in labor in the consolidated statement of income) and capitalized into construction-in-progress for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current service cost	~~W~~	114,528	106,764
Net interest cost		3,615	3,257

	~~W~~	118,143	110,021

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

69

19.	Defined Benefit Liabilities(Assets), Continued

(6)	Details of plan assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity instruments	~~W~~	13,640	1,086
Debt instruments		95,359	81,867
Short-term financial instruments, etc.		446,176	343,460

	~~W~~	555,175	426,413

(7)	As of December 31, 2016, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	~~W~~	(24,168)	26,443
Expected salary increase rate (if changed by 0.5%)		26,410	(24,408)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2016 and 2015 are 9.10 years and 9.35 years, respectively.

70

20.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2016 are as follows:

Borrowing date	Hedging Instrument(Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	BNP Paribas and two other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Korea Development Bank and others	Oct.29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 63,296)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021
Jan. 30, 2017	Floating-to-fixed interest rate swap(*) (Korean won borrowing amounting to KRW 44,917)	Interest rate risk	Korea Development Bank	Nov. 10, 2016~ Jul. 30, 2019

(*)	In November 2016, SK Broadband Co., Ltd. agreed to refinance these fixed rate borrowings with floating-rate borrowings on January 30, 2017 and entered into a floating-to-fixed interest rate swap agreement to mitigate the interest rate risk that will arise from floating-rate borrowings. SK Broadband Co., Ltd. designated interest rate swap as hedging instrument for a highly probable forecasted transaction.

71

20.	Derivative Instruments, Continued

(2)	As of December 31, 2016, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading	Total
Hedging instrument	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain) loss	Others (*)
Non-current assets:
Structured bond(face value of KRW 50,000)	~~W~~	—	—	—	—	7,368		7,368
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(61,846)	(19,745)	25,594	129,806	—		73,809
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(16,070)	(5,132)	82,207	—	—		61,005
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,714)	(1,824)	37,363	—	—		29,825
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,458)	—	43,763	—	—		38,305
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 63,296)		(3,859)	(1,232)	9,549	—	—		4,458

Total assets							~~W~~	214,770

Current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	~~W~~	(4,376)	(1,397)	(9,068)	—	—		(14,841)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of AUD 300,000)		1,109	354	(73,572)	—	—		(72,109)

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)		(203)	—	—	—	—		(203)

Total liabilities							~~W~~	(87,153)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap recognized in profit or loss prior to May 12, 2010.

72

21.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016		December 31, 2015
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 22)		(2,260,626)	(2,260,626)
Hybrid bonds(Note 23)		398,518	398,518
Others(*2)		(854,000)	(864,269)

	~~W~~	199,779	189,510

(*1)	Prior to 2015, the Parent Company retired shares of treasury shares which reduced its retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.
(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2016 and 2015 and details of shares outstanding as of December 31, 2016 and 2015 are as follows:

(In shares)	2016			2015
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Beginning	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336
Disposal of treasury shares	—	—	—	—	(1,692,824)	1,692,824
Acquisition of treasury shares	—	—	—	—	2,020,000	(2,020,000)

Ending	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

73

22.	Treasury Shares

The Parent Company acquired treasury shares to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its stock prices.

Treasury shares as of December 31, 2016 and 2015 are as follows:

(In millions of won, shares)
	December 31, 2016		December 31, 2015
Number of shares		10,136,551	10,136,551
Acquisition cost	~~W~~	2,260,626	2,260,626

23.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2016 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	~~W~~	400,000
Issuance costs						(1,482)

					~~W~~	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common stocks in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

74

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		60,001	87,301
Reserve for business expansion		9,871,138	9,671,138
Reserve for technology development		2,826,300	2,616,300

		12,779,759	12,397,059
Unappropriated		3,173,405	2,610,568

	~~W~~	15,953,164	15,007,627

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

25.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Valuation gain on available-for-sale financial assets	~~W~~	12,534	232,316
Other comprehensive loss of investments in associates		(179,167)	(169,520)
Valuation loss on derivatives		(96,418)	(83,200)
Foreign currency translation differences for foreign operations		36,868	29,707

	~~W~~	(226,183)	9,303

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25.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2016	~~W~~	232,316	(169,520)	(83,200)	29,707	9,303
Changes, net of taxes		(219,782)	(9,647)	(13,218)	7,161	(235,486)

Balance at December 31, 2016	~~W~~	12,534	(179,167)	(96,418)	36,868	(226,183)

(In millions of won)	2015
	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2015	~~W~~	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes, net of taxes		(3,069)	(5,712)	(5,669)	28,242	13,792

Balance at December 31, 2015	~~W~~	232,316	(169,520)	(83,200)	29,707	9,303

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Balance at January 1	~~W~~	232,316	235,385
Amount recognized as other comprehensive income (loss) during the year, net of taxes		4,606	(1,835)
Amount reclassified through profit or loss, net of taxes		(224,388)	(1,234)

Balance at December 31	~~W~~	12,534	232,316

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25.	Reserves, Continued

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Balance at January 1	~~W~~	(83,200)	(77,531)
Amount recognized as other comprehensive loss during the year, net of taxes		(12,213)	(5,284)
Amount reclassified through profit or loss, net of taxes		(1,005)	(385)

Balance at December 31	~~W~~	(96,418)	(83,200)

26.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other Operating Expenses:
Communication	~~W~~	31,196	43,979
Utilities		277,497	270,621
Taxes and dues		35,020	36,118
Repair		326,076	312,517
Research and development		344,787	315,790
Training		33,303	37,278
Bad debt for accounts receivable - trade		37,820	60,450
Travel		25,263	27,860
Supplies and other		113,930	176,248

	~~W~~	1,224,892	1,280,861

.

77

27.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	6,908	7,140
Others		59,395	23,770

	~~W~~	66,303	30,910

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	~~W~~	24,506	35,845
Loss on disposal of property and equipment and intangible assets		63,797	21,392
Donations		96,633	72,454
Bad debt for accounts receivable – other		40,312	15,323
Others		73,381	98,477

	~~W~~	298,629	243,491

28.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Finance Income:
Interest income	~~W~~	54,353	45,884
Gain on sale of accounts receivable -trade		18,638	—
Dividends		19,161	16,102
Gain on foreign currency transactions		14,186	18,923
Gain on foreign currency translations		5,085	5,090
Gain on disposal of long-term investment securities		459,349	10,786
Gain on valuation of derivatives		4,132	1,927
Gain relating to financial liability at fair value through profit or loss		121	5,188
Gain relating to financial assets at fair value through profit or loss		25	—

	~~W~~	575,050	103,900

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28.	Finance Income and Costs, Continued

(1)	Details of finance income and costs for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	2016		2015
Finance Costs:
Interest expense	~~W~~	290,454	297,662
Loss on foreign currency transactions		16,765	17,931
Loss on foreign currency translations		3,991	4,750
Loss on disposal of long-term investment securities		2,919	2,599
Loss on settlement of derivatives		3,428	4,845
Loss relating to financial liability at fair value through profit or loss		4,018	526
Other finance costs		5,255	21,787

	~~W~~	326,830	350,100

(2)	Details of interest income included in finance income for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest income on cash equivalents and short-term financial instruments	~~W~~	20,203	20,009
Interest income on installment receivables and others		34,150	25,875

	~~W~~	54,353	45,884

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest expense on borrowings	~~W~~	7,962	19,577
Interest expense on debentures		239,560	238,450
Interest on finance lease liabilities		—	58
Others		42,932	39,577

	~~W~~	290,454	297,662

79

28.	Finance Income and Costs, Continued

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2016 and 2015 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 6.

(i)	Finance income and costs

(In millions of won)	2016			2015
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	~~W~~	4,157	2,791	1,927	4,188
Available-for-sale financial assets		484,300	8,174	31,220	24,386
Loans and receivables		86,256	15,810	64,749	15,861
Derivatives designated as hedging instruments		—	637	—	657

Sub-total		574,713	27,412	97,896	45,092

Financial Liabilities:
Financial liabilities at fair value through profit or loss		121	4,018	5,188	526
Financial liabilities measured at amortized cost		216	295,400	816	304,482

Sub-total		337	299,418	6,004	305,008

	~~W~~	575,050	326,830	103,900	350,100

(ii)	Other comprehensive income (loss)

(In millions of won)
	2016		2015
Financial Assets:
Available-for-sale financial assets	~~W~~	(223,981)	(3,661)
Derivatives designated as hedging instruments		(172)	(3,248)

Sub-total		(224,153)	(6,909)

Financial Liabilities:
Derivatives designated as hedging instruments		(13,046)	1,977

Sub-total		(13,046)	1,977

	~~W~~	(237,199)	(4,932)

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28.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Available-for-sale financial assets	~~W~~	5,255	21,787
Accounts receivable - trade		37,820	60,450
Other receivables		40,312	15,323

	~~W~~	83,387	97,560

29.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2016 and 2015 consist of the following:

(In millions of won)
	2016		2015
Current tax expense
Current year	~~W~~	473,543	417,022
Current tax of prior years		(11,925)	(4,124)

		461,618	412,898

Deferred tax expense
Changes in net deferred tax assets		(25,580)	106,399
Others (tax rate differences, etc.)		—	183

Income tax expense	~~W~~	436,038	519,480

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29.	Income Tax Expense, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2016 and 2015 is attributable to the following:

(In millions of won)
	2016		2015
Income taxes at statutory income tax rate	~~W~~	506,804	492,096
Non-taxable income		(38,989)	(85,589)
Non-deductible expenses		52,648	44,770
Tax credit and tax reduction		(29,484)	(25,756)
Changes in unrecognized deferred taxes		(84,276)	83,623
Others (income tax refund, etc.)		29,335	10,336

Income tax expense	~~W~~	436,038	519,480

Tax rates applied for the above taxable income for the years ended December 31, 2016 and 2015 are corporate income tax rates applied to taxable income in the Republic of Korea, in which the Parent Company is located.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Valuation gain (loss) on available-for-sale financial assets	~~W~~	82,993	2,461
Share of other comprehensive income of associates		2	(63)
Valuation gain (loss) on derivatives		4,454	(448)
Remeasurement of defined benefit liabilities		3,174	2,719

	~~W~~	90,623	4,669

82

29.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	59,957	1,954	—	61,911
Accrued interest income		(2,567)	1,951	—	(616)
Available-for-sale financial assets		30,365	(11,886)	82,993	101,472
Investments in subsidiaries, associates and joint ventures		(355,273)	(120,827)	2	(476,098)
Property and equipment (depreciation)		(327,572)	74,249	—	(253,323)
Provisions		2,485	4,963	—	7,448
Retirement benefit obligation		28,327	4,004	3,174	35,505
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,517	(148)	—	19,369
Reserve for research and manpower development		(7,162)	2,387	—	(4,775)
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(23,782)	58,693	—	34,911

		(545,406)	12,667	90,623	(442,116)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards		24,549	12,913	—	37,462

Tax loss carryforwards	~~W~~	(520,857)	25,580	90,623	(404,654)

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29.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	2015
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly charged to (credited from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	53,578	—	6,379	—	—	59,957
Accrued interest income		(2,450)	—	(117)	—	—	(2,567)
Available-for-sale financial assets		(4,824)	—	32,728	2,461	—	30,365
Investments in subsidiaries, associates and joint ventures		(211,043)	—	(144,167)	(63)	—	(355,273)
Property and equipment (depreciation)		(372,332)	—	44,760	—	—	(327,572)
Provisions		7,587	—	(5,102)	—	—	2,485
Retirement benefit obligation		27,361	—	(1,753)	2,719	—	28,327
Valuation gain (loss) on derivatives		24,969	—	—	(448)	—	24,521
Gain or loss on foreign currency translation		19,324	—	193	—	—	19,517
Reserve for research and manpower development		(7,162)	—	—	—	—	(7,162)
Goodwill		4,433	—	(720)	—	—	3,713
Unearned revenue (activation fees)		25,977	—	(23,912)	—	—	2,065
Others		(15,682)	(575)	(7,708)	—	183	(23,782)

		(450,264)	(575)	(99,419)	4,669	183	(545,406)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		31,712	—	(7,163)	—	—	24,549

	~~W~~	(418,552)	(575)	(106,582)	4,669	183	(520,857)

84

29.	Income Tax Expense, Continued

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Allowance for doubtful accounts	~~W~~	165,935	182,266
Investments in subsidiaries, associates and joint ventures		228,025	281,719
Other temporary differences		320,260	285,845
Unused tax loss carryforwards		755,050	1,034,070
Unused tax credit carryforwards		1,211	2,271

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2016 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	12,647	154
1 ~ 2 years		33,658	870
2 ~ 3 years		320,630	101
More than 3 years		388,115	86

	~~W~~	755,050	1,211

85

30.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2016 and 2015 are calculated as follows:

(In millions of won, shares)
	2016		2015
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	1,675,967	1,518,604
Interest on hybrid bonds		(16,840)	(16,840)

Profit attributable to owners of the Parent Company on common shares		1,659,127	1,501,764
Weighted average number of common shares outstanding		70,609,160	71,551,966

Basic earnings per share (in won)	~~W~~	23,497	20,988

2)	The weighted average number of common shares outstanding for the years ended December 31, 2016 and 2015 are calculated as follows:

(In shares)
	2016	2015
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(9,193,745)

Weighted average number of common shares outstanding at December 31	70,609,160	71,551,966

(2)	Diluted earnings per share

For the years ended December 31, 2016 and 2015, there were no potentially dilutive shares. Therefore, diluted earnings per share for the years ended December 31, 2016 and 2015 are the same as basic earnings per share.

86

31.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2016	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

2015	Cash dividends (interim)	72,629,160	500	200%	~~W~~	72,629
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	708,111

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2016 and 2015 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2016	Cash dividends	10,000	224,000	4.46%
2015	Cash dividends	10,000	215,500	4.64%

87

32.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,505,242	—	1,505,242
Financial instruments		—	—	469,705	—	469,705
Short-term investment securities		—	107,364	—	—	107,364
Long-term investment securities		—	828,521	—	—	828,521
Accounts receivable – trade		—	—	2,261,311	—	2,261,311
Loans and other receivables(*)		—	—	1,701,249	—	1,701,249
Derivative financial assets		7,368	—	—	207,402	214,770

	~~W~~	7,368	935,885	5,937,507	207,402	7,088,162

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	768,922	—	768,922
Financial instruments		—	—	701,713	—	701,713
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities		—	1,207,226	—	—	1,207,226
Accounts receivable – trade		—	—	2,390,110	—	2,390,110
Loans and other receivables(*)		—	—	1,102,403	—	1,102,403
Derivative financial assets		6,277	—	—	160,122	166,399

	~~W~~	6,277	1,299,488	4,963,148	160,122	6,429,035

88

32.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows, Continued:

(*)	Details of loans and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term loans	~~W~~	58,979	53,895
Accounts receivable – other		1,121,444	673,739
Accrued income		2,780	10,753
Other current assets		3,937	1,861
Long-term loans		65,476	62,454
Long-term accounts receivable-other		149,669	2,420
Guarantee deposits		298,964	297,281

	~~W~~	1,701,249	1,102,403

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable - trade	~~W~~	—	402,445	—	402,445
Derivative financial liabilities		—	—	87,153	87,153
Borrowings		—	175,521	—	175,521
Debentures(*1)		59,600	7,134,606	—	7,194,206
Accounts payable - other and others (*2)		—	4,842,734	—	4,842,734

	~~W~~	59,600	12,555,306	87,153	12,702,059

(In millions of won)	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable - trade	~~W~~	—	279,782	—	279,782
Derivative financial liabilities		—	—	89,296	89,296
Borrowings		—	415,134	—	415,134
Debentures(*1)		155,704	6,952,949	—	7,108,653
Accounts payable - other and others (*2)		—	2,970,801	—	2,970,801

	~~W~~	155,704	10,618,666	89,296	10,863,666

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2016 and 2015 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

89

32.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows, continued:

(*2)	Details of accounts payable – other and others as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Accounts payable - other	~~W~~	1,767,799	1,323,434
Withholdings		1,525	1,178
Accrued expenses		1,125,816	920,739
Current portion of long-term payables - other		301,773	120,185
Finance lease liabilities		—	26
Long-term payables - other		1,624,590	581,697
Other non-current liabilities		21,231	23,542

	~~W~~	4,842,734	2,970,801

33.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

90

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2016 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	144,158	~~W~~	174,210	1,842,559	~~W~~	2,226,736
EUR	14,650		18,570	24		29
JPY	68,014		705	320		3
AUD	—		—	299,532		261,207
CHF	—		—	299,806		354,170
Others	—		429	—		299

		~~W~~	193,914		~~W~~	2,842,444

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 20)

As of December 31, 2016, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	6,711	(6,711)
EUR		1,854	(1,854)
JPY		70	(70)
Others		13	(13)

	~~W~~	8,648	(8,648)

(ii)	Equity price risk

The Group has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2016, available-for-sale equity instruments measured at fair value amount to ~~W~~741,285 million.

(iii)	Interest rate risk

The interest rate risk of the Group arises from borrowings and debenture. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

Accordingly, the Group performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

91

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

As of December 31, 2016, the floating-rate borrowings and bonds of the Group are ~~W~~53,083 million and ~~W~~362,550 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 20, for all floating-rate bonds to hedge the interest rate risk.

If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2016, would change by ~~W~~41 million due to the interest expense on floating-rate borrowings that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Cash and cash equivalents	~~W~~	1,505,082	768,794
Financial instruments		469,705	701,713
Available-for-sale financial assets		6,755	3,430
Accounts receivable – trade		2,261,311	2,390,110
Loans and other receivables		1,701,249	1,102,403
Derivative financial assets		214,770	166,399

	~~W~~	6,158,872	5,132,849

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Group’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2016.

92

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2016 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	402,445	402,446	402,446	—	—
Borrowings(*)		175,521	190,107	42,658	140,453	6,996
Debentures(*)		7,194,206	8,484,345	1,083,877	4,437,037	2,963,431
Accounts payable - other and others		4,842,734	4,993,086	3,121,127	1,348,069	523,890

	~~W~~	12,614,906	14,069,984	4,650,108	5,925,559	3,494,317

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of December 31, 2016, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	207,402	217,982	5,154	187,287	25,541
Liabilities		(87,153)	(88,381)	(88,219)	(162)	—

	~~W~~	120,249	129,601	(83,065)	187,125	25,541

93

33.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2015.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Total liabilities	~~W~~	15,181,233	13,207,291
Total equity		16,116,430	15,374,096

Debt-equity ratios		94.20%	85.91%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	7,368	—	7,368	—	7,368
Derivative financial assets		207,402	—	207,402	—	207,402
Available-for-sale financial assets		741,285	526,363	107,364	107,558	741,285

	~~W~~	956,055	526,363	322,134	107,558	956,055

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	59,600	—	59,600	—	59,600
Derivative financial liabilities		87,153	—	87,153	—	87,153

	~~W~~	146,753	—	146,753	—	146,753

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	175,521	—	177,600	—	177,600
Debentures		7,134,606	—	7,568,361	—	7,568,361
Long-term payables - other		1,926,363	—	2,103,788	—	2,103,788

	~~W~~	9,236,490	—	9,849,749	—	9,849,749

94

33.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)	December 31, 2015
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	6,277	—	6,277	—	6,277
Derivative financial assets		160,122	—	160,122	—	160,122
Available-for-sale financial assets		1,076,291	897,958	47,262	131,071	1,076,291

	~~W~~	1,242,690	897,958	213,661	131,071	1,242,690

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	~~W~~	245,000	—	245,000	—	245,000

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	415,134	—	416,702	—	416,702
Debentures		6,952,949	—	7,411,909	—	7,411,909
Long-term payables - other		701,882	—	767,010	—	767,010

	~~W~~	8,069,965	—	8,595,621	—	8,595,621

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~194,600 million and ~~W~~223,197 million as of December 31, 2016 and December 31, 2015, respectively, are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

95

33.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2016 are as follows:

Interest rate
Derivative instruments	1.50 ~ 2.52%
Borrowings and debentures	1.90 ~ 2.16%
Long-term payables - other	1.79 ~ 2.27%

3)	There have been no transfers from Level 2 to Level 1 in 2016 and changes of financial assets classified as Level 3 for the year ended December 31, 2016 are as follows:

(In millions of won)
	Balance at beginning		Transfer	Other comprehensive loss	Disposal	Balance at ending
Available-for-sale financial assets	~~W~~	131,071	4,591	(2,490)	(25,614)	107,558

96

33.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	~~W~~	87,566	—	87,566	(87,153)	—	413
Accounts receivable – trade and others		114,135	(103,852)	10,283	—	—	10,283

	~~W~~	201,701	(103,852)	97,849	(87,153)	—	10,696

Financial liabilities:
Derivatives(*)	~~W~~	87,153	—	87,153	(87,153)	—	—
Accounts payable – other and others		103,852	(103,852)	—	—	—	—

	~~W~~	191,005	(103,852)	87,153	(87,153)	—	—

(In millions of won)	2015
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	~~W~~	55,673	—	55,673	(55,673)	—	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	—	16,524

	~~W~~	185,200	(113,003)	72,197	(55,673)	—	16,524

Financial liabilities:
Derivatives(*)	~~W~~	89,734	—	89,734	(55,673)	—	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—	—

	~~W~~	202,737	(113,003)	89,734	(55,673)	—	34,061

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

97

34.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 45 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of December 31, 2016, the Group is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered as related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Salaries	~~W~~	1,645	1,971
Defined benefits plan expenses		424	626

	~~W~~	2,069	2,597

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan.

98

34.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)		2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	23,104	652,855	235,502	—	—

Associates	F&U Credit information Co., Ltd.		2,865	47,905	—	—	—
	HappyNarae Co., Ltd.		304	15,506	38,984	—	—
	SK hynix Inc.(*2)		100,861	306	—	—	—
	SK Wyverns Baseball Club., Ltd.		1,934	17,878	—	—	204
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*3)		6,084	3,975	1,573	1,100	2,990

			131,778	100,374	40,557	1,100	3,194

Others	SK Engineering & Construction Co., Ltd.		5,916	1,739	10,694	—	—
	SK Networks Co., Ltd.		13,756	1,131,567	—	—	—
	SK Networks Services Co., Ltd.		1,248	94,906	6,793	—	—
	SK Telesys Co., Ltd.		419	52,488	142,605	—	—
	SK TNS Co., Ltd.		109	48,192	387,496	—	—
	SK Energy Co., Ltd.		7,670	834	—	—	—
	SK Innovation Co., Ltd.		9,757	915	1,080	—	—
	SK Shipping Co., Ltd.		5,435	—	—	—	—
	Ko-one energy service Co., Ltd		6,005	46	—	—	—
	Infosec Co.,Ltd.		230	53,068	19,882	—	—
	SKC INFRA SERVICE Co., Ltd.		43	30,663	32,141	—	—
	Others		15,937	17,630	246	—	—

			66,525	1,432,048	600,937	—	—

Total		~~W~~	221,407	2,185,277	876,996	1,100	3,194

(*1)	Operating expense and others include ~~W~~203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ~~W~~73,050 million of dividends paid by the associate which was deducted from the investment in associates.
(*3)	Operating revenue and others include ~~W~~6,082 million of dividends received from the Korea IT Fund.

99

34.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)		2015
Scope	Company	Operating revenue and others	Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	~~W~~20,260	324,078	236,414	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)	1,299	212,378	117	—	—

		21,559	536,456	236,531	—	—

Associates	F&U Credit information Co., Ltd.	2,510	43,967	—	—	—
	HappyNarae Co., Ltd.	297	6,886	13,495	—	—
	SK hynix Inc.(*4)	55,949	2,384	—	—	—
	SK Wyverns Baseball Club., Ltd.	3,849	18,544	—	—	204
	KEB HanaCard Co., Ltd.	21,414	16,057	—	—	—
	Xian Tianlong Science and Technology Co., Ltd.	—	—	—	8,287	—
	Others(*5)	6,397	11,917	1,864	690	—

		90,416	99,755	15,359	8,977	204

Others	SK Engineering & Construction Co., Ltd.	15,598	27,243	240,701	—	—
	SK Networks Co., Ltd.	11,923	1,257,975	2	—	—
	SK Networks Services Co., Ltd.	10,491	94,097	6,472	—	—
	SK Telesys Co., Ltd.	397	48,900	141,870	—	—
	SK Energy Co., Ltd.	9,930	978	—	—	—
	Others	32,970	71,316	194,945	—	—

		81,309	1,500,509	583,990	—	—

Total		~~W~~193,284	2,136,720	835,880	8,977	204

(*1)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Parent Company merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.
(*2)	These relate to transactions occurred before July 31, 2015, the date of merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ~~W~~191,416 million of dividends paid by the Parent Company.
(*4)	Operating revenue and others include ~~W~~43,830 million of dividends paid by SK hynix Inc. and was deducted from the investment in associates.
(*5)	Operating revenue and others include ~~W~~2,103 million and ~~W~~457 million of dividends paid by Korea IT Fund and UniSK, respectively, and was deducted from the investments in associates.

100

34.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable -trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	3,519	149,574
Associates	HappyNarae Co., Ltd.		—	18	21,063
	F&U Credit information Co., Ltd.		—	34	1,328
	SK hynix Inc.		—	22,379	92
	SK Wyverns Baseball Club Co., Ltd.		813	4,184	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,676
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	7	945

			31,247	66,653	31,104

Other	SK Engineering & Construction Co., Ltd.		—	1,808	4,975
	SK Networks. Co., Ltd.		—	3,254	247,728
	SK Networks Services Co., Ltd.		—	13	13,913
	SK Telesys Co., Ltd.		—	20	24,918
	SK TNS Co., Ltd.		—	3	68,276
	SK Innovation Co., Ltd.		—	1,350	892
	SK Energy Co., Ltd.		—	1,213	113
	Others		—	4,552	30,218

			—	12,213	391,033

Total		~~W~~	31,247	82,385	571,711

(*)	The Parent Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31,2016.

101

34.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)		December 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	~~W~~	—	1,836	160,133
Associates	HappyNarae Co., Ltd.		—	12	6,162
	F&U Credit information Co., Ltd.		—	66	934
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club Co., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,771	9,042
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	299	964

			33,341	49,422	17,257

Other	SK Engineering & Construction Co., Ltd.		—	1,005	14,877
	SK Networks. Co., Ltd.		—	1,569	208,291
	SK Networks Services Co., Ltd.		—	—	9,414
	SK Telesys Co., Ltd.		—	140	37,491
	SK TNS Co., Ltd		—	—	43,585
	SK innovation co., ltd.		—	2,159	1,424
	SK Energy Co., Ltd.		—	1,681	173
	Others		—	4,716	14,512

			—	11,270	329,767

Total		~~W~~	33,341	62,528	507,157

(*)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Parent Company merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.

(5)	M&Service Co., Ltd., a subsidiary of the Parent Company, has entered into performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.

(6)	There were additional investments in associates and joint ventures during the years ended December 31, 2016 and 2015 as presented in Note 10.

102

35.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~6,674 million as of December 31, 2016.

SK Broadband Co., Ltd., has provided guarantees in connection with its employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ~~W~~728 million as collateral as of December 31, 2016.

(2)	Legal claims and litigations

As of December 31, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. During the year ended December 31, 2016, the Parent Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~681,466 million as of December 31, 2016, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable- other and long-term accounts receivable- other.

103

36.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest income	~~W~~	(54,353)	(45,884)
Dividend		(19,161)	(16,102)
Gain on foreign currency translation		(5,085)	(5,090)
Gain on disposal of long-term investment securities		(459,349)	(10,786)
Gain on valuation of derivatives		(4,132)	(1,927)
Gain on sale of accounts receivable - trade		(18,638)	—
Gain relating to investments in associates and joint ventures, net		(544,501)	(786,140)
Gain on disposal of property and equipment and intangible assets		(6,908)	(7,140)
Gain relating to financial assets at fair value through profit or loss		(25)	—
Gain related to financial liabilities at fair value through profit or loss		(121)	(5,188)
Other income		(2,123)	(7,577)
Interest expenses		290,454	297,662
Loss on foreign currency translation		3,991	4,750
Loss on disposal of long-term investment securities		2,919	2,599
Other finance costs		5,255	21,787
Loss on settlement of derivatives		3,428	4,845
Income tax expense		436,038	519,480
Expense related to defined benefit plan		118,143	110,021
Depreciation and amortization		3,068,558	2,993,486
Bad debt expense		37,820	60,450
Loss on disposal of property and equipment and intangible assets		63,797	21,392
Impairment loss on property and equipment and intangible assets		24,506	35,845
Loss relating to financial liabilities at fair value through profit or loss		4,018	526
Bad debt for accounts receivable - other		40,312	15,323
Loss on impairment of investment assets		24,033	42,966
Other expenses		30,685	4,845

	~~W~~	3,039,561	3,250,143

104

36.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Accounts receivable - trade	~~W~~	88,549	7,554
Accounts receivable - other		(446,286)	(11,108)
Accrued income		445	116
Advance payments		47,615	(35,906)
Prepaid expenses		(30,311)	(40,464)
Value-Added Tax refundable		(4,587)	1,385
Inventories		798	(7,814)
Long-term accounts receivable - other		(147,117)	—
Guarantee deposits		4,844	(11,238)
Accounts payable - trade		75,585	12,442
Accounts payable - other		316,464	(107,114)
Advanced receipts		37,429	6,421
Withholdings		107,516	(191,209)
Deposits received		(2,153)	(9,661)
Accrued expenses		173,072	(28,845)
Value-Added Tax payable		(4,072)	3,494
Unearned revenue		(36,209)	(115,187)
Provisions		20,235	(30,562)
Long-term provisions		4,115	(4,447)
Plan assets		(125,440)	(67,831)
Retirement benefit payment		(55,350)	(58,513)
Others		(11,378)	2,753

	~~W~~	13,764	(685,734)

(3)	Significant non-cash transactions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Increase of accounts payable - other related to acquisition of property and equipment and intangible assets	~~W~~	1,511,913	39,973

105

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2016 and 2015 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2017

This report is effective as of February 22, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Assets
Current Assets:
Cash and cash equivalents	32,33	~~W~~	1,505,242	768,922
Short-term financial instruments	5,32,33,34,35		468,768	691,090
Short-term investment securities	8,32,33		107,364	92,262
Accounts receivable - trade, net	6,32,33,34		2,240,926	2,344,867
Short-term loans, net	6,32,33,34		58,979	53,895
Accounts receivable - other, net	6,32,33,34,35		1,121,444	673,739
Prepaid expenses			169,173	151,978
Inventories, net	7		259,846	273,556
Advanced payments and other	6,8,32,33,34		64,886	109,933

Total Current Assets			5,996,628	5,160,242

Non-Current Assets:
Long-term financial instruments	5,32,33,35		937	10,623
Long-term investment securities	8,32,33		828,521	1,207,226
Investments in associates and joint ventures	10		7,404,323	6,896,293
Property and equipment, net	11,34,35		10,374,212	10,371,256
Investment property, net	12		—	15,071
Goodwill	13		1,932,452	1,908,590
Intangible assets, net	14		3,776,354	2,304,784
Long-term loans, net	6,32,33,34		65,476	62,454
Long-term accounts receivable - other	6,32,33,35		149,669	2,420
Long-term prepaid expenses			88,130	76,034
Guarantee deposits	6,32,33,34		298,964	297,281
Long-term derivative financial assets	20,32,33		214,770	166,399
Defined benefit assets	19		30,247	—
Deferred tax assets	29		75,111	17,257
Other non-current assets	6,32,33		61,869	85,457

Total Non-Current Assets			25,301,035	23,421,145

Total Assets		~~W~~	31,297,663	28,581,387

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	15,32,33	~~W~~	2,614	260,000
Current installments of long-term debt, net	15,32,33		888,467	703,087
Current installments of finance lease liabilities	32,33		—	26
Current installments of long-term payables – other	16,32,33		301,773	120,185
Accounts payable - trade	32,33,34		402,445	279,782
Accounts payable - other	32,33,34		1,767,799	1,323,434
Withholdings	32,33,34		964,084	865,327
Accrued expenses	32,33		1,125,816	920,739
Income tax payable	29		474,931	381,794
Unearned revenue			188,403	224,233
Provisions	17		66,227	40,988
Receipts in advance			174,588	136,844
Derivative financial liabilities	20,32,33		86,950	—
Other current liabilities			2	54

Total Current Liabilities			6,444,099	5,256,493

Non-Current Liabilities:
Debentures, excluding current installments, net	15,32,33		6,338,930	6,439,147
Long-term borrowings, excluding current installments, net	15,32,33		139,716	121,553
Long-term payables - other	16,32,33		1,624,590	581,697
Long-term unearned revenue			2,389	2,842
Defined benefit liabilities	19		70,739	98,856
Long-term derivative financial liabilities	20,32,33		203	89,296
Long-term provisions	17		31,690	29,217
Deferred tax liabilities	29		479,765	538,114
Other non-current liabilities	32,33		49,112	50,076

Total Non-Current Liabilities			8,737,134	7,950,798

Total Liabilities			15,181,233	13,207,291

Shareholders’ Equity
Share capital	1,21		44,639	44,639
Capital surplus and others	21,22,23		199,779	189,510
Retained earnings	24		15,953,164	15,007,627
Reserves	25		(226,183)	9,303

Equity attributable to owners of the Parent Company			15,971,399	15,251,079
Non-controlling interests			145,031	123,017

Total Shareholders’ Equity			16,116,430	15,374,096

Total Liabilities and Shareholders’ Equity		~~W~~	31,297,663	28,581,387

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2016 and 2015

(In millions of won except for per share data)	Note	2016		2015
Operating revenue:	4,34
Revenue		~~W~~	17,091,816	17,136,734

Operating expenses:	34
Labor			1,869,763	1,893,745
Commissions			5,376,726	5,206,951
Depreciation and amortization	4		2,941,886	2,845,295
Network interconnection			954,267	957,605
Leased line			394,412	389,819
Advertising			438,453	405,005
Rent			517,305	493,586
Cost of products that have been resold			1,838,368	1,955,861
Others	26		1,224,892	1,280,861

			15,556,072	15,428,728

Operating profit	4		1,535,744	1,708,006
Finance income	4,28		575,050	103,900
Finance costs	4,28		(326,830)	(350,100)
Gain relating to investments in subsidiaries, associates and joint ventures, net	4,10		544,501	786,140
Other non-operating income	4,27		66,303	30,910
Other non-operating expenses	4,27		(298,629)	(243,491)

Profit before income tax	4		2,096,139	2,035,365
Income tax expense	29		436,038	519,480

Profit for the year			1,660,101	1,515,885

Attributable to :
Owners of the Parent Company		~~W~~	1,675,967	1,518,604
Non-controlling interests			(15,866)	(2,719)
Earnings per share	30
Basic and diluted earnings per share (in won)		~~W~~	23,497	20,988

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Profit for the year		~~W~~	1,660,101	1,515,885
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	19		(7,524)	(14,489)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25,28		(223,981)	(3,661)
Net change in other comprehensive income of investments in associates and joint ventures	10,25		(9,939)	(5,709)
Net change in unrealized fair value of derivatives	20,25,28		(13,218)	(1,271)
Foreign currency translation differences for foreign operations	25		7,331	26,965

Other comprehensive income (loss) for the year, net of taxes			(247,331)	1,835

Total comprehensive income		~~W~~	1,412,770	1,517,720

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	1,432,982	1,522,280
Non-controlling interests			(20,212)	(4,560)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of won)
	Controlling Interest
	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balance at January 1, 2015	~~W~~	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Total comprehensive income:
Profit (loss) for the year		—	—	1,518,604	—	1,518,604	(2,719)	1,515,885
Other comprehensive income (loss)		—	—	(13,402)	17,078	3,676	(1,841)	1,835

		—	—	1,505,202	17,078	1,522,280	(4,560)	1,517,720

Transactions with owners:
Cash dividends		—	—	(668,494)	—	(668,494)	(143)	(668,637)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Acquisition of treasury shares		—	(490,192)	—	—	(490,192)	—	(490,192)
Disposal of treasury shares		—	425,744	—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(24,040)	(832)	(3,286)	(28,158)	(608,585)	(636,743)

		—	(88,488)	(686,166)	(3,286)	(777,940)	(613,954)	(1,391,894)

Balance at December 31, 2015	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096

Balance at January 1, 2016	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit (loss) for the year		—	—	1,675,967	—	1,675,967	(15,866)	1,660,101
Other comprehensive loss		—	—	(7,499)	(235,486)	(242,985)	(4,346)	(247,331)

		—	—	1,668,468	(235,486)	1,432,982	(20,212)	1,412,770

Transactions with owners:
Cash dividends		—	—	(706,091)	—	(706,091)	(300)	(706,391)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in ownership in subsidiaries		—	10,269	—	—	10,269	42,526	52,795

		—	10,269	(722,931)	—	(712,662)	42,226	(670,436)

Balance at December 31, 2016	~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	1,660,101	1,515,885
Adjustments for income and expenses	36		3,039,561	3,250,143
Changes in assets and liabilities related to operating activities	36		13,764	(685,734)

Sub-total			4,713,426	4,080,294
Interest received			44,602	43,400
Dividends received			98,267	62,973
Interest paid			(245,236)	(275,796)
Income tax paid			(367,891)	(132,742)

Net cash provided by operating activities			4,243,168	3,778,129

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			222,322	—
Decrease in short-term investment securities, net			—	105,158
Collection of short-term loans			238,980	398,308
Decrease in long-term financial instruments			28	7,424
Proceeds from disposals of long-term investment securities			555,519	149,310
Proceeds from disposals of investments in associates and joint ventures			66,852	185,094
Proceeds from disposals of property and equipment			22,549	36,586
Proceeds from disposals of intangible assets			16,532	3,769
Proceeds from disposals of assets held for sale			—	1,009
Collection of long-term loans			1,960	2,132
Decrease in deposits			14,894	14,635
Proceeds from disposals of other non-current assets			728	607
Proceeds from disposals of subsidiaries			—	155
Increase in cash due to acquisition of a subsidiary			—	10,355
Receipt of government grants			300	—

Sub-total			1,140,664	914,542
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(385,612)
Increase in short-term investment securities, net			(6,334)	—
Increase in short-term loans			(239,303)	(370,378)
Increase in long-term loans			(32,287)	(16,701)
Increase in long-term financial instruments			(342)	(10,008)
Acquisitions of long-term investment securities			(30,949)	(312,261)
Acquisitions of investments in associates and joint ventures			(130,388)	(65,080)
Acquisitions of property and equipment			(2,490,455)	(2,478,778)
Acquisitions of intangible assets			(635,387)	(127,948)
Increase in deposits			(12,943)	(12,536)
Increase in other non-current assets			(763)	(2,542)
Acquisitions of business, net of cash acquired			(4,498)	(13,197)
Acquisitions of subsidiaries, net of cash acquired			(19,223)	—

Sub-total			(3,602,872)	(3,795,041)

Net cash used in investing activities		~~W~~	(2,462,208)	(2,880,499)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

As of December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	776,727	1,375,031
Proceeds from long-term borrowings			49,000	—
Cash inflows from settlement of derivatives			251	175
Cash received from transfer of subsidiary interests to non-controlling interests			35,646	—

Sub-total			861,624	1,375,206
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(257,386)	(106,600)
Repayments of long-term accounts payable-other			(122,723)	(191,436)
Repayments of debentures			(770,000)	(620,000)
Repayments of long-term borrowings			(33,387)	(21,924)
Cash outflows from settlement of derivatives			—	(655)
Payments of finance lease liabilities			(26)	(3,206)
Payments of dividends			(706,091)	(668,494)
Payments of interest on hybrid bonds			(16,840)	(16,840)
Acquisitions of treasury shares			—	(490,192)
Acquisition of additional interests in subsidiaries			—	(220,442)

Sub-total			(1,906,453)	(2,339,789)

Net cash used in financing activities			(1,044,829)	(964,583)

Net increase (decrease) in cash and cash equivalents			736,131	(66,953)
Cash and cash equivalents at beginning of the year			768,922	834,429
Effects of exchange rate changes on cash and cash equivalents			189	1,446

Cash and cash equivalents at end of the year		~~W~~	1,505,242	768,922

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2016, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,159,704	8.87
Institutional investors and other minority stockholders	43,086,004	53.36
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2016 and 2015 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.(*2)	Korea	Telecommunication and MVNO service	85.9	83.5
	SK Communications Co., Ltd.(*3)	Korea	Internet website services	64.5	64.5
	SK Broadband Co., Ltd.(*4)	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.(*5)	Korea	Telecommunication service	98.1	100.0
	IRIVER LIMITED (*6)	Korea	Manufacturing digital audio players and other portable media devices.	48.9	49.0
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
	Atlas Investment	Cayman	Investment association	100.0	100.0
	Entrix Co., Ltd.	Korea	Cloud streaming services	100.0	100.0
	SK techx Co., Ltd.(*7)	Korea	System software development and supply	100.0	—
	One Store Co., Ltd.(*7)	Korea	Telecommunication services	65.5	—

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
Subsidiaries owned by SK Planet Co., Ltd.	M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	Commerce Planet Co., Ltd.(*7)	Korea	Online shopping mall operation agency	—	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.(*8)	USA	Investment	100.0	95.2
	shopkick, Inc.	USA	Reward points-based in-store shopping app development	100.0	100.0
	Planet11 E-commerce Solutions India Pvt. Ltd.(*7)	India	Electronic commerce platform service	99.0	—
	11street (Thailand) Co., Ltd.(*7)	Thailand	Electronic commerce	100.0	—
	Hello Nature Ltd.(*7)	Korea	Retail of agro-fisheries and livestock	100.0	—
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver America Inc.(*7)	USA	Marketing and sales in North America	—	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
	groovers JP Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
Subsidiaries owned by SK Telink Co., Ltd.	Neosnetworks Co., Ltd.(*2)	Korea	Guarding of facilities	100.0	83.9
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
	Fitech Focus Limited Partnership II(*7)	Korea	Capital investing in startups	—	66.7
	Open Innovation Fund(*7)	Korea	Capital investing in startups	—	98.9
Others(*9)	Stonebridge Cinema Fund	Korea	Capital investing in startups	55.2	55.2
	SK Telecom Innovation Fund, L.P. (formerly, Technology Innovation Partners, L.P.)(*10)	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman	Investment	100.0	100.0

1. Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	During the year ended December 31, 2016, the Parent Company acquired 219,967 shares of SK Telink Co., Ltd., a subsidiary of the Parent Company, in return for the transfer of Parent Company’s owned shares of Neosnetworks Co., Ltd., a subsidiary of the Parent Company, to SK Telink Co., Ltd., as contribution in kind.

In addition, SK Telink Co., Ltd. exercised call options to purchase the entire shares of Neosnetworks Co., Ltd. held by the non-controlling interests during the year ended December 31, 2016 and Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd.

(*3)	On November 24, 2016, the board of directors of the Parent Company resolved to acquire the shares of SK Communications Co., Ltd. held by all of the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~ 2,814 per share in cash.

On November 24, 2016, the extraordinary meeting of shareholders of the SK Communications Co.,Ltd. approved the sale of shares and its voluntary delisting of SK Communication Co., Ltd.’s ordinary shares from KOSDAQ market of Korea Exchange.

(*4)	On November 2, 2015, the board of directors of the Parent Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ~~W~~500,000 million. The agreement stated government’s approval as prerequisite.

On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, approved the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as prerequisite.

After the announcement of disapproval of proposed takeover of CJ Hello Vision by the Fair Trade Commission (FTC) on July 18, 2016, the Parent Company announced the revocation of share purchase agreement with CJ O Shopping while SK Broadband withdrew from merger agreement with CJ Hello Vision on July 25, 2016 as execution of the share purchase agreement with CJ O Shopping and merger agreement between SK Broadband and CJ Hello Vision became objectively impossible.

(*5)	The ownership interest changed due to the shares issued to employee stock ownership association by SK Planet Co., Ltd. during the year ended December 31, 2016.
(*6)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

(*7)	Changes in subsidiaries are explained in Note 1-(4).
(*8)	During the year ended December 31, 2016, the Group acquired all of the non-controlling interests in shopkick Management Company, Inc.
(*9)	Others are owned together by SK techx Co., Ltd. and three other subsidiaries of the Parent Company.
(*10)	Changed its name to SK Telecom Innovation Fund, L.P. during the year ended December 31, 2016.

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2016 is as follows:

(In millions of won)
	As of December 31, 2016				2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	440,956	122,741	318,215	406,930	61,585
M&Service Co., Ltd.		107,768	56,596	51,172	173,816	4,958
SK Communications Co., Ltd.		128,233	31,592	96,641	58,154	(20,411)
SK Broadband Co., Ltd.		3,523,494	2,376,429	1,147,065	2,942,976	21,526
PS&Marketing Corporation		546,803	328,846	217,957	1,679,735	11,908
SERVICEACE Co., Ltd.		67,735	40,014	27,721	199,828	3,605
SERVICE TOP Co., Ltd.		59,004	39,121	19,883	186,740	3,971
Network O&S Co., Ltd.		69,774	35,798	33,976	218,917	3,755
SK Planet Co., Ltd.(*1)		1,935,663	834,151	1,101,512	1,177,323	(30,959)
IRIVER LIMITED(*2)		50,075	11,941	38,134	52,328	(9,987)
SKP America LLC.		439,209	—	439,209	—	1,226
SK techx Co., Ltd.		212,819	52,563	160,256	193,396	28,213
One Store Co., Ltd.		134,207	41,738	92,469	106,809	(22,161)
shopkick Management Company, Inc.		354,627	—	354,627	—	(85)
shopkick, Inc.		37,947	34,024	3,923	45,876	(27,149)

The above summary financial information is derived from separate financial statements of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*1)	The separate financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.
(*2)	The consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won)
	As of December 31, 2015				2015
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	309,955	113,878	196,077	431,368	55,781
M&Service Co., Ltd.		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
SERVICEACE Co., Ltd.		65,424	34,240	31,184	206,338	2,778
SERVICE TOP Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
IRIVER LIMITED(*)		60,434	12,377	48,057	55,637	635
SKP America LLC.		380,141	—	380,141	—	791
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

The above summary financial information is derived from separate financial statements of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*)	The consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2016 is as follows:

Subsidiary	Reason
SK techx Co., Ltd.	Established by spin-off from SK Planet Co., Ltd.
One Store Co., Ltd.	Established by spin-off from SK Planet Co., Ltd.
Planet11 E-commerce Solutions India Pvt. Ltd.	Acquired by SK Planet Co., Ltd.
11street (Thailand) Co., Ltd.	Established by SKP GLOBAL HOLDINGS PTE. LTD.
Hello Nature Ltd.	Acquired by SK Planet Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2016 is as follows:

Subsidiary	Reason
Commerce Planet Co., Ltd.	Merged into SK Planet Co., Ltd.
Fitech Focus Limited Partnership II	Liquidated during the year ended December 31, 2016.
Open Innovation Fund	Liquidated during the year ended December 31, 2016.
iriver America Inc.	Liquidated during the year ended December 31, 2016.

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2016 and 2015 are as follows. There were no dividends paid during the years ended December 31, 2016 and 2015 by these subsidiaries.

(In millions of won)
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46

	As of December 31, 2016
Current assets	~~W~~	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863

	2016
Revenue	~~W~~	58,154	106,809
Loss for the year		20,411	22,161
Total comprehensive loss		20,841	22,402
Loss attributable to non-controlling interests		7,240	6,772
Net cash used in operating activities	~~W~~	(4,891)	(4,447)
Net cash provided by(used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,426
Net increase(decrease) in cash and cash equivalents		(1,266)	26,183

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2016 and 2015 are as follows. There were no dividends paid during the years ended December 31, 2016 and 2015 by these subsidiaries, Continued.

(In millions of won)
	SK Communications Co., Ltd.
Ownership of non-controlling interests (%)		35.46

	December 31, 2015
Current assets	~~W~~	95,662
Non-current assets		56,834
Current liabilities		(33,306)
Non-current liabilities		(1,708)
Net assets		117,482
Carrying amount of non-controlling interests		41,659

	2015
Revenue	~~W~~	80,147
Loss for the year		14,826
Total comprehensive loss		16,698
Loss attributable to non-controlling interests		5,254
Net cash used in operating activities	~~W~~	(2,706)
Net cash provided by investing activities		8,723
Net cash provided by financing activities		—
Net increase in cash and cash equivalents		6,017

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2017, which will be submitted for approval at the shareholders’ meeting to be held on March 24, 2017.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities(assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

2. Basis of Presentation, Continued

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in Note 3 for the following areas: consolidation: whether the Group has de facto control over an investee, and classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 33.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments which consist of cellular services, fixed-line telecommunication services, e-commerce services and others, as described in Note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(ii)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(ii)	Business combination, Continued

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

(iii)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iv)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(v)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(vi)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(vii)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(viii)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of the asset.

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

3.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Group can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

3.	Significant Accounting Policies, Continued

(8)	Property and equipment, Continued

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

3.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13.1
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

3.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired.

3.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

3.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities, Continued

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

3.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

3.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

3.	Significant Accounting Policies, Continued

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

3.	Significant Accounting Policies, Continued

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic and long-distance call charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

3.	Significant Accounting Policies, Continued

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

3.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(ii)	Deferred tax, Continued

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2016 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing these financial statements.

1)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except for the following:

•	exemption allowing the Group not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes; and

•	Prospective application of new hedge accounting except for those specified in K-IFRS 1109 for retrospective application such as accounting for the time value of options and the forward element of forward contracts.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

To ensure smooth implementation of K-IFRS No.1109, the Group needs to assess the financial impact of adopting K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and enhance the accounting system and related controls. The expected quantitative impact of adopting K-IFRS No. 1109 on the Group’s financial statements cannot be reliably estimated because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Group plans to change the accounting process and internal control and to assess the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1109 by December 31, 2017. Qualitative impacts on consolidated financial statements upon adoption of K-IFRS No. 1109 are as follows:

i)	Classification and measurement of financial assets

Classification of for financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flows. This contains three principal classification categories: financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification. Details of the classification based on business models and contractual cash flows are as follows:

Contractual cash flow characteristics
Business model assessment	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)
Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value (*1).	FVTPL-measured at fair value (*2)
Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	To eliminate or significantly reduce the accounting mismatch, the Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.
(*2)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Group. As of December 31, 2016, the Group’s financial assets consist of ~~W~~5,937,507 million of loans and receivables, ~~W~~935,885 million of available-for-sale financial assets, and ~~W~~7,368 million of financial assets at fair value through profit or loss.

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Group to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Group has ~~W~~5,937,507 million of loans and receivables measured at amortized cost.

A financial asset is measured at FVOCI under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Group has ~~W~~6,755 million of debt instruments classified as available-for-sale financial assets.

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2016, the Group has ~~W~~929,130 million of available-for-sale equity instruments; and unrealized valuation gain from available-for-sale equity instruments amounting to ~~W~~296,027 million is recycled from OCI to profit or loss during the year ended December 31, 2016.

All other financial assets are measured at FVTPL. As of December 31, 2016, the Group has no debt and equity instruments designated as FVTPL using the fair value option.

ii)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI results in or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

Adoption of K-IFRS 1109 may result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability will be presented in OCI.

As of December 31, 2016, the Group’s total financial liability amounts to ~~W~~12,702,059 million, among which the financial liabilities designated as FVTPL using fair value option amount to ~~W~~59,600 million . Changes in fair value on financial liabilities designated as FVTPL using fair value option amounting to ~~W~~4,018 million was recognized as loss during the year ended December 31, 2016.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iii)	Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Group should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition (*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.
Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under K-IFRS No. 1115, Revenue from Contracts with Customers (see note 3 (26) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Group may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Group may choose to recognize loss allowances at an amount equal to lifetime expected credit losses.
(*2)	The Group may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

K-IFRS No. 1109 allows the Group to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2016, the Group has ~~W~~5,937,507 million of debt instrument financial assets measured at amortized cost and ~~W~~369,332 million as loss allowances for these assets.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iv)	Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Group’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Group may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2016, the Group recognized the total amount of ~~W~~2,782,026 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ~~W~~96,418 million was recognized in OCI for the year ended December 31, 2016.

Upon initial application of K-IFRS No. 1109, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. The Group is still in the process of evaluating whether to make such accounting policy election upon adoption date.

2)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers. The Group plans to adopt K-IFRS No. 1115 on January 1, 2018. In accordance with the requirements in K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors and the transition guidance in K-IFRS No. 1115, the Group is considering to adopt K-IFRS No. 1115 using the retrospective approach.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

2)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

As of December 31, 2016, the Group has not yet changed its accounting process and internal controls related to revenue recognition.

The Group plans to change the accounting process and internal control and to assess the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1115 by December 31, 2017. The impact of accounting changes on its consolidated financial statements that may arise from the adoption of K-IFRS No. 1115 is expected to include the following:

i)	Identification of the separate performance obligations in the contract

A substantial portion of the Group’s revenues are generated from provision of wireless telecommunications services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if they are performance obligations other than wireless telecommunications service that should be accounted for separately. The amount and timing of revenue recognition under K-IFRS No. 1105 may be different from those under K-IFRS No. 1018 depending on the conclusion over the existence of separately identifiable performance obligations and the timing of satisfying each performance obligation.

ii)	Allocate the transaction price to the separate performance obligations

In accordance with K-IFRS No. 1115, the Group should allocate the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price. The Group plans to use adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, ‘expected cost plus a margin’ approach will be used.

iii)	Incremental costs to acquire a contract

The Group has exclusive contracts with its sales agents to sell the Group’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents constitute a significant portion of the Group’s operating expenses. Currently, the portion of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed.

Under K-IFRS 1115, incremental costs to acquire a contract and certain costs to fulfill a contract are capitalized and amortized over the period the goods and services are delivered. However, as a practical expedient, the Group plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which include online commerce services; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the year ended December 31, 2016 is as follows:

(In millions of won)
	2016
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,635,720	3,349,905	1,177,323	726,374	19,889,322	(2,797,506)	17,091,816
Inter-segment revenue		1,630,811	698,712	176,007	291,976	2,797,506	(2,797,506)	—
External revenue		13,004,909	2,651,193	1,001,316	434,398	17,091,816	—	17,091,816
Depreciation and amortization		2,262,363	551,811	68,298	59,414	2,941,886	—	2,941,886
Operating profit (loss)		1,799,127	132,459	(365,194)	(30,648)	1,535,744	—	1,535,744
Finance income and costs, net								248,220
Gain relating to investments in associates and joint ventures, net								544,501
Other non-operating income and expense, net								(232,326)
Profit before income tax								2,096,139

4.	Operating Segments, Continued

(2)	Segment information for the year ended December 31, 2015 is as follows:

(In millions of won)
	2015
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,962,689	3,162,712	1,703,278	410,265	20,238,944	(3,102,210)	17,136,734
Inter-segment revenue		1,693,411	668,139	643,299	97,361	3,102,210	(3,102,210)	—
External revenue		13,269,278	2,494,573	1,059,979	312,904	17,136,734	—	17,136,734
Depreciation and amortization		2,174,819	531,106	112,537	26,833	2,845,295	—	2,845,295
Operating profit (loss)		1,678,339	108,252	(6,740)	(71,845)	1,708,006	—	1,708,006
Finance income and costs, net								(246,200)
Gain relating to investments in associates and joint ventures, net								786,140
Other non-operating income and expense, net								(212,581)
Profit before income tax								2,035,365

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2016 and 2015.

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2016 and 2015 are summarized as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term financial instruments(*)	~~W~~	90,278	82,469
Long-term financial instruments(*)		937	10,596

	~~W~~	91,215	93,065

(*)	Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2016, the funds cannot be withdrawn before maturity.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,482,502	(241,576)	2,240,926
Short-term loans		59,526	(547)	58,979
Accounts receivable – other		1,200,421	(78,977)	1,121,444
Accrued income		2,780	—	2,780
Others		3,937	—	3,937

		3,749,166	(321,100)	3,428,066
Non-current assets:
Long-term loans		113,456	(47,980)	65,476
Long-term accounts receivable - other		149,669	—	149,669
Guarantee deposits		298,964	—	298,964
Long-term accounts receivable - trade		20,637	(252)	20,385

		582,726	(48,232)	534,494

	~~W~~	4,331,892	(369,332)	3,962,560

6.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	December 31, 2015
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,583,558	(238,691)	2,344,867
Short-term loans		54,377	(482)	53,895
Accounts receivable – other		752,731	(78,992)	673,739
Accrued income		10,753	—	10,753
Others		1,861	—	1,861

		3,403,280	(318,165)	3,085,115
Non-current assets:
Long-term loans		87,501	(25,047)	62,454
Long-term accounts receivable - other		2,420	—	2,420
Guarantee deposits		297,281	—	297,281
Long-term accounts receivable - trade		46,047	(804)	45,243

		433,249	(25,851)	407,398

	~~W~~	3,836,529	(344,016)	3,492,513

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	~~W~~	344,016	328,191
Bad debt expense		78,132	75,773
Write-offs		(79,891)	(87,798)
Other		27,075	27,850

Balance at December 31	~~W~~	369,332	344,016

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016			December 31, 2015
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,715,966	1,617,349	1,841,442	1,053,096
Overdue but not impaired		41,613	5,663	77,008	5,155
Impaired		745,560	205,741	711,155	148,673

		2,503,139	1,828,753	2,629,605	1,206,924
Allowances for doubtful accounts		(241,828)	(127,504)	(239,495)	(104,521)

	~~W~~	2,261,311	1,701,249	2,390,110	1,102,403

6.	Trade and Other Receivables, Continued

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016			December 31, 2015
	Accounts receivable- trade		Other receivables	Accounts receivable- trade	Other receivables
Less than 1 month	~~W~~	11,543	2,838	20,908	2,770
1 ~ 3 months		9,144	140	21,941	924
3 ~ 6 months		4,643	1	7,043	265
More than 6 months		16,283	2,684	27,116	1,196

	~~W~~	41,613	5,663	77,008	5,155

7.	Inventories

Details of inventories as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016				December 31, 2015
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	~~W~~	232,871	(6,913)	225,958	247,294	(5,064)	242,230
Finished goods		1,931	(363)	1,568	3,530	(179)	3,351
Work in process		2,895	(347)	2,548	1,976	(149)	1,827
Raw materials and supplies		31,141	(1,369)	29,772	27,296	(1,148)	26,148

	~~W~~	268,838	(8,992)	259,846	280,096	(6,540)	273,556

8.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Beneficiary certificates(*)	~~W~~	107,364	92,262

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2016 were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity securities:
Marketable equity securities(*1)	~~W~~	526,363	897,958
Unlisted equity securities(*2)		95,300	96,899
Equity investments(*2)		200,103	207,916

		821,766	1,202,773
Debt securities:
Investment bonds		6,755	4,453

	~~W~~	828,521	1,207,226

(*1)	During the year ended December 31, 2016, the Group sold 3,793,756 shares of Loen Entertainment, Inc. to Kakao Corp. in exchange for 1,357,367 shares of Kakao Corp. and ~~W~~218,037 million in cash. In connection with the sale of Loen Entertainment shares, the Group recognized gain on disposal of long-term investment securities amounting to ~~W~~314,745 million.

The Group recognized gain on disposal amounting to ~~W~~138,779 million as the Group disposed its entire marketable equity securities of POSCO Co., Ltd. for ~~W~~305,110 million of cash during the year ended December 31, 2016.

(*2)	Unlisted equity securities and equity investments whose fair value cannot be measured reliably are recorded at cost.

9.	Business Combination

During the year ended December 31, 2016, the Parent Company distributed its entire ownership interests in Neosnetworks Co., Ltd. to SK Telink Co., Ltd., a subsidiary of the Parent Company as contribution in kind. Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd. As this transaction is a business combination under common control, SK Telink Co., Ltd. recognized the book value of the assets and liabilities of Neosnetworks Co., Ltd. in its financial statements. There’s no effect on the assets and liabilities of the consolidated financial statements.

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2016 and 2015 are as follows:

(In millions of won)		December 31, 2016			December 31, 2015
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	9.6	~~W~~	46,354	9.6	~~W~~	43,814
Korea IT Fund(*2)	Korea	63.3		263,850	63.3		260,456
KEB HanaCard Co., Ltd.(*1)	Korea	15.0		265,798	15.0		254,177
Candle Media Co., Ltd.(*3)	Korea	—		—	35.1		20,144
NanoEnTek, Inc.	Korea	28.5		39,514	28.6		45,008
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		74,717	21.0		86,324
SK Technology Innovation Company	Cayman	49.0		47,488	49.0		45,891
HappyNarae Co., Ltd.	Korea	42.5		17,236	42.5		17,095
SK hynix Inc.	Korea	20.1		6,132,122	20.1		5,624,493
SK MENA Investment B.V.	Netherlands	32.1		15,451	32.1		14,929
SKY Property Mgmt. Ltd.	Virgin Island	33.0		263,225	33.0		251,166
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,880	49.0		25,767
Daehan Kanggun BcN Co., Ltd. and others	—	—		127,174	—		161,058
Sub-total				7,318,809			6,850,322
Investments in joint ventures:
Dogus Planet, Inc.(*4,5)	Turkey	50.0		20,081	50.0		15,118
PT. Melon Indonesia(*3,5)	Indonesia	—		—	49.0		4,339
Celcom Planet(*2,4,5)	Malaysia	51.0		2,851	51.0		3,406
PT XL Planet Digital(*4,5)	Indonesia	50.0		27,512	50.0		23,108
Finnq Co. Ltd.(*6)	Korea	49.0		24,174	—		—
12CM GLOBAL PTE. LTD.(*7)	Singapore	62.7		10,896	—		—

Sub-total				85,514			45,971

Total			~~W~~	7,404,323		~~W~~	6,896,293

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2016 and 2015 are as follows, Continued:

(*1)	These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.
(*2)	Classified as investment in associates or joint ventures as the Group does not have control over investments under the contractual agreement.
(*3)	These investments were disposed during the year ended December 31, 2016.
(*4)	The carrying amount has increased due to additional investment during the year ended December 31, 2016. There was no change in ownership percentage as a result of this additional investment.
(*5)	The ownership interest is owned by SK Planet Co., Ltd.
(*6)	Investment in Finnq Co. Ltd., a company newly established and changed its name from HanaSK Fintech Co., Ltd. to Finnq Co. Ltd., during the year ended December 31, 2016, was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholder.
(*7)	The Group acquired 62.7% of equity interests in 12CM GLOBAL PTE. LTD. during the year ended December 31, 2016. Investment in 12CM GLOBAL PTE. LTD. was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholder.

10.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016				December 31, 2015
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
NanoEnTek, Inc.	~~W~~	5,020	6,960,445	34,941	7,300	6,960,445	50,811
SK hynix Inc.		44,700	146,100,000	6,530,670	30,750	146,100,000	4,492,575

(3)	The financial information of significant associates as of and for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	As of December 31, 2016
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	~~W~~	9,838,982	6,868,387	181,469	166,349
Non-current assets		22,377,044	239,758	458,690	250,257
Current liabilities		4,160,849	1,219,327	12,423	—
Non-current liabilities		4,031,647	4,476,979	45,136	—

	2016
Revenue		17,197,975	1,413,077	64,894	28,839
Profit for the year		2,960,483	75,595	52,404	23,469
Other comprehensive income (loss)		28,844	(154)	(14,188)	(8,506)
Total comprehensive income		2,989,327	75,441	38,216	14,963

10.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of significant associates as of and for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	As of and for the year ended December 31, 2015
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	~~W~~	9,760,030	6,228,076	176,517	152,070
Non-current assets		19,917,876	509,579	650,661	259,176
Current liabilities		4,840,698	1,103,873	242,002	—
Non-current liabilities		3,449,505	4,297,289	39,154	—

	2015
Revenue		18,797,998	1,472,830	89,161	30,875
Profit for the year		4,323,595	10,119	19,722	21,655
Other comprehensive income (loss)		40,215	(547)	(11,872)	15,651
Total comprehensive income		4,363,810	9,572	7,850	37,306

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	As of and for the year ended December 31, 2016
	Dogus Planet, Inc.		PT XL Planet Digital	Celcom Planet	Finnq Co. Ltd.	12CM GLOBAL PTE. LTD.
Current assets	~~W~~	46,433	20,077	13,445	48,699	12,061
Cash and cash equivalents		45,839	14,985	11,771	48,408	12,061
Non-current assets		20,218	50,765	7,341	673	727
Current liabilities		26,417	14,513	15,196	138	725
Accounts payable, other payables and provision		1,971	10,306	9,406	15	—
Non-current liabilities		72	1,305	—	784	—

	2016
Revenue		53,864	9,492	6,511	—	—
Depreciation and amortization		(5,299)	(940)	(2,150)	(12)	—
Interest income		394	267	134	182	—
Interest expense		(2,139)	—	—	—	—
Income tax benefit		—	51	—	—	—
Loss for the period		(22,017)	(49,438)	(41,742)	(829)	(22)
Total comprehensive income (loss)		(22,017)	(49,438)	(41,742)	(829)	(22)

10.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	As of and for the year ended December 31, 2015
	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	~~W~~	46,248	12,805	9,500	21,416
Cash and cash equivalents		8,091	4,027	5,034	19,371
Non-current assets		18,088	2,657	46,013	5,519
Current liabilities		34,022	6,416	8,583	20,257
Account payable, other payables and provision		4,317	3,396	3,648	5,889
Non-current liabilities		78	140	714	—

	2015
Revenue		38,944	17,094	5,536	1,647
Depreciation and amortization		(5,318)	(132)	(2,746)	(1,332)
Interest income		465	288	525	345
Income tax benefit		—	—	7,025	—
Loss for the year		(32,713)	1,853	(21,381)	(25,881)
Total comprehensive loss		(32,713)	1,853	(21,381)	(25,881)

10.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	24,016,955	20.1	4,970,267	1,161,855	6,132,122
KEB HanaCard Co., Ltd.		1,411,839	15.0	211,776	54,022	265,798
SKY Property Mgmt. Ltd.(*1)		576,785	33.0	190,339	72,886	263,225
Korea IT Fund		416,606	63.3	263,850	—	263,850

(In millions of won)
	December 31, 2015
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	21,386,863	20.1	4,425,794	1,198,699	5,624,493
KEB HanaCard Co., Ltd.		1,336,493	15.0	200,474	53,703	254,177
SKY Property Mgmt. Ltd.(*1)		537,847	33.0	177,490	73,676	251,166
Korea IT Fund		411,246	63.3	260,456	—	260,456

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company and the total issued shares outstanding less investee’s treasury shares.

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	~~W~~	43,814	—	2,257	283	—	—	46,354
Korea IT Fund(*1)		260,456	—	14,864	(5,388)	—	(6,082)	263,850
KEB HanaCard Co., Ltd.		254,177	—	11,658	(37)	—	—	265,798
Candle Media Co., Ltd.		20,144	(18,860)	(673)	(611)	—	—	—
NanoEnTek, Inc.		45,008	—	(3,950)	(1,544)	—	—	39,514
SK Industrial Development China Co., Ltd.		86,324	—	(6,298)	(5,309)	—	—	74,717
SK Technology Innovation Company		45,891	—	162	1,435	—	—	47,488
HappyNarae Co., Ltd.		17,095	—	240	(99)	—	—	17,236
SK hynix Inc.(*1)		5,624,493	—	572,086	8,593	—	(73,050)	6,132,122
SK MENA Investment B.V.		14,929	—	63	459	—	—	15,451
SKY Property Mgmt. Ltd.		251,166	—	16,066	(4,007)	—	—	263,225
Xinan Tianlong Science and Technology Co., Ltd.		25,767	—	113	—	—	—	25,880
Daehan Kanggun BcN Co., Ltd. and others		161,058	(14,659)	(13,325)	754	(6,972)	318	127,174

Sub-total		6,850,322	(33,519)	593,263	(5,471)	(6,972)	(78,814)	7,318,809

Investments in joint ventures
Dogus Planet, Inc.		15,118	18,722	(11,008)	(2,751)	—	—	20,081
PT. Melon Indonesia(*2)		4,339	(3,488)	918	(1,769)	—	—	—
Celcom Planet		3,406	20,734	(21,289)	—	—	—	2,851
PT XL Planet Digital		23,108	29,123	(24,719)	—	—	—	27,512
Finnq Co. Ltd		—	24,580	(406)	—	—	—	24,174
12CM GLOBAL PTE. LTD.		—	10,896	—	—	—	—	10,896

Sub-total		45,971	100,567	(56,504)	(4,520)	—	—	85,514

Total	~~W~~	6,896,293	67,048	536,759	(9,991)	(6,972)	(78,814)	7,404,323

(*1)	Dividends received from the associate are deducted from the carrying amount during the year ended December 31, 2016.
(*2)	During the year ended December 31, 2016, the Group disposed of all shares of PT. Melon Indonesia and recognized gain on disposal of ~~W~~11,634 million.

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the year ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	2015
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	~~W~~	35,817	—	4,361	3,636	—	—	43,814
Korea IT Fund(*)		240,676	—	11,971	9,912	—	(2,103)	260,456
KEB HanaCard Co., Ltd.		425,140	(174,475)	3,275	237	—	—	254,177
Candle Media Co., Ltd.		19,486	—	550	70	—	38	20,144
NanoEnTek, Inc.		36,527	10,000	(1,649)	130	—	—	45,008
SK Industrial Development China Co., Ltd.		79,394	—	3,380	3,550	—	—	86,324
Packet One Network		53,670	—	(8,714)	(3,030)	—	(41,926)	—
SK Technology Innovation Company		44,052	—	(2,907)	4,746	—	—	45,891
HappyNarae Co., Ltd.		15,551	—	1,589	(45)	—	—	17,095
SK hynix Inc.(*)		4,849,159	—	842,086	(22,922)	—	(43,830)	5,624,493
SK MENA Investment B.V.		14,015	—	3	911	—	—	14,929
SKY Property Mgmt. Ltd.		248,534	—	6,408	(3,776)	—	—	251,166
Xinan Tianlong Science and Technology Co., Ltd.		25,874	—	(107)	—	—	—	25,767
Daehan Kanggun BcN Co., Ltd. and others(*)		158,725	12,320	(15,726)	1,689	(1,305)	5,355	161,058

Sub-total		6,246,620	(152,155)	844,520	(4,892)	(1,305)	(82,466)	6,850,322

Investments in joint ventures
Dogus Planet, Inc.		11,441	16,419	(16,357)	3,615	—	—	15,118
PT. Melon Indonesia		3,564	—	908	(133)	—	—	4,339
Television Media Korea Ltd.		6,944	(6,712)	(232)	—	—	—	—
Celcom Planet		16,605	—	(13,199)	—	—	—	3,406
PT XL Planet Digital		12,914	20,884	(10,690)	—	—	—	23,108

Sub-total		51,468	30,591	(39,570)	3,482	—	—	45,971

Total	~~W~~	6,298,088	(121,564)	804,950	(1,410)	(1,305)	(82,466)	6,896,293

(*)	Dividends paid by the associate are deducted from the carrying amount during the year ended December 31, 2015.

10.	Investments in Associates and Joint Ventures, Continued

(7)	The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2016 are as follows:

(In millions of won)	Unrecognized loss(profit)			Unrecognized change in equity
	Year ended December 31, 2016		Cumulative loss	Year ended December 31, 2016	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(1,248)	3,290	—	—
Daehan Kanggun BcN Co., Ltd. and others		4,281	10,791	—	365

	~~W~~	3,033	14,081	—	365

11.	Property and Equipment

(1)	Property and equipment as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	835,909	—	—	835,909
Buildings		1,604,863	(704,891)	—	899,972
Structures		812,010	(453,055)	—	358,955
Machinery		29,705,088	(22,667,047)	(1,991)	7,036,050
Other		1,701,794	(1,138,303)	(457)	563,034
Construction in progress		680,292	—	—	680,292

	~~W~~	35,339,956	(24,963,296)	(2,448)	10,374,212

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	812,947	—	—	812,947
Buildings		1,563,069	(651,940)	—	911,129
Structures		763,122	(418,901)	—	344,221
Machinery		28,624,842	(21,281,400)	(1,433)	7,342,009
Other		1,511,304	(1,036,780)	(1,086)	473,438
Construction in progress		487,512	—	—	487,512

	~~W~~	33,762,796	(23,389,021)	(2,519)	10,371,256

11.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassifi- cation(*)	Depreciation	Impairment	Ending balance
Land	~~W~~	812,947	2,464	(3,514)	24,012	—	—	835,909
Buildings		911,129	4,637	(9,176)	43,910	(50,528)	—	899,972
Structures		344,221	33,802	(33)	15,145	(34,180)	—	358,955
Machinery		7,342,009	660,629	(45,672)	1,234,737	(2,152,725)	(2,928)	7,036,050
Other		473,438	807,047	(6,052)	(568,644)	(142,700)	(55)	563,034
Construction in progress		487,512	1,154,424	(9,710)	(951,934)	—	—	680,292

	~~W~~	10,371,256	2,663,003	(74,157)	(202,774)	(2,380,133)	(2,983)	10,374,212

(*)	Includes reclassification to intangible assets.

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassifi- cation	Deprecia- tion	Impairment	Business combination	Change of consolida- tion scope	Ending balance
Land	~~W~~	766,780	6,629	(2,031)	41,569	—	—	—	—	812,947
Buildings		933,867	6,042	(6,839)	27,500	(49,441)	—	—	—	911,129
Structures		352,789	9,776	(57)	16,104	(34,391)	—	—	—	344,221
Machinery		7,310,815	645,986	(22,518)	1,538,235	(2,133,193)	(524)	3,208	—	7,342,009
Other		499,050	786,531	(16,721)	(652,022)	(143,288)	(4)	—	(108)	473,438
Construction in progress		704,400	1,063,169	(1,522)	(1,271,762)	—	(6,773)	—	—	487,512

	~~W~~	10,567,701	2,518,133	(49,688)	(300,376)	(2,360,313)	(7,301)	3,208	(108)	10,371,256

12.	Investment Property

(1)	There are no investment property as of December 31, 2016. Investment property as of December 31, 2015 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	10,634	—	10,634
Buildings		7,531	(3,094)	4,437

	~~W~~	18,165	(3,094)	15,071

(2)	Changes in investment properties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Reclassification(*)	Depreciation	Ending balance
Land	~~W~~	10,634	(10,634)	—	—
Buildings		4,437	(4,334)	(103)	—

	~~W~~	15,071	(14,968)	(103)	—

(*)	Includes reclassification to property and equipment.

(In millions of won)
	2015
	Beginning balance		Reclassification	Depreciation	Ending balance
Land	~~W~~	10,418	216	—	10,634
Buildings		4,579	98	(240)	4,437

	~~W~~	14,997	314	(240)	15,071

(3)	Fair value of investment properties as of December 31, 2015 are as follows:

(In millions of won)
	December 31, 2015
	Carrying amount		Fair value
Land	~~W~~	10,634	6,009
Buildings		4,437	4,261

	~~W~~	15,071	10,270

The fair value of investment properties was determined on the comparative market analysis by an independent appraisal company.

12.	Investment Property, Continued

(4)	Income and expenses from investment property for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Rent revenue	~~W~~	386	850
Operating expense		(114)	(240)

13.	Goodwill

(1)	Goodwill as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		267,773	243,911

	~~W~~	1,932,452	1,908,590

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): fixed-line telecommunication services; and

•	other goodwill: other.

(*1)	Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.3% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.0% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

13.	Goodwill, Continued

(2)	Details of the changes in goodwill for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	~~W~~	1,908,590	1,917,595
Acquisition		19,974	1,758
Impairment loss		—	(19,245)
Other		3,888	8,482

	~~W~~	1,932,452	1,908,590

Accumulated impairment losses as of December 31, 2016 and 2015 are ~~W~~17,269 million.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,263,127)	—	2,580,828
Land usage rights		65,148	(44,314)	—	20,834
Industrial rights		160,897	(39,697)	—	121,200
Development costs		141,727	(136,446)	(410)	4,871
Facility usage rights		151,906	(110,118)	—	41,788
Customer relations		19,742	(13,090)	—	6,652
Club memberships(*1)		113,161	—	(39,122)	74,039
Other(*2)		3,315,921	(2,386,992)	(2,787)	926,142

	~~W~~	8,812,457	(4,993,784)	(42,319)	3,776,354

(In millions of won)	December 31, 2015
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	3,033,879	(1,930,362)	—	1,103,517
Land usage rights		74,217	(47,641)	—	26,576
Industrial rights		159,926	(43,384)	—	116,542
Development costs		140,226	(132,754)	—	7,472
Facility usage rights		149,841	(101,822)	—	48,019
Customer relations		16,528	(9,353)	—	7,175
Club memberships(*1)		126,622	—	(35,115)	91,507
Other(*2)		3,101,622	(2,197,646)	—	903,976

	~~W~~	6,802,861	(4,462,962)	(35,115)	2,304,784

14. Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2016 and 2015 are as follows, Continued:

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated, and the Group is given rights-to-use for a definite number of years in turn.

(2)	Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassi- fication (*2)	Amortization	Impair -ment(*3)	Business combination	Ending balance
Frequency usage rights(*1)	~~W~~	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		26,576	5,338	(1,921)	—	(9,159)	—	—	20,834
Industrial rights		116,542	6,226	(148)	5,004	(6,424)	—	—	121,200
Development costs		7,472	1,404	—	338	(3,933)	(410)	—	4,871
Facility usage rights		48,019	2,181	(50)	231	(8,593)	—	—	41,788
Customer relations		7,175	499	—	—	(4,051)	—	3,029	6,652
Club memberships		91,507	7,983	(7,624)	—	—	(17,827)	—	74,039
Other		903,976	141,045	(20,306)	228,110	(323,397)	(3,286)	—	926,142

	~~W~~	2,304,784	1,974,752	(30,049)	233,683	(688,322)	(21,523)	3,029	3,776,354

(*1)	During the year ended December 31, 2016, the Parent Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ~~W~~1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Parent Company extended frequency usage rights for 2.1 GHz band for ~~W~~568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.
(*2)	Includes reclassification from advance payments and property and equipment.
(*3)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ~~W~~21,523 million as impairment loss for the year ended December 31, 2016.

14.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows, Continued:

	(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassification	Amortization	Impairment(*)	Business combination	Change of consolidation scope	Ending balance
Frequency usage rights	~~W~~	1,384,044	—	—	—	(280,527)	—	—	—	1,103,517
Land usage rights		25,353	11,956	(1,314)	—	(9,419)	—	—	—	26,576
Industrial rights		107,760	5,878	(22)	8,935	(6,009)	—	—	—	116,542
Development costs		8,331	3,737	—	23	(4,563)	(56)	—	—	7,472
Facility usage rights		52,636	2,721	(23)	1,177	(8,492)	—	—	—	48,019
Customer relations		6,404	—	—	—	(4,689)	—	8,486	(3,026)	7,175
Club memberships		94,119	1,137	(1,802)	68	—	(2,015)	—	—	91,507
Other		805,347	103,137	(1,772)	323,933	(319,234)	(7,228)	—	(207)	903,976

	~~W~~	2,483,994	128,566	(4,933)	334,136	(632,933)	(9,299)	8,486	(3,233)	2,304,784

(*)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ~~W~~9,299 million as impairment loss for the year ended December 31, 2015.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Research and development costs expensed as incurred	~~W~~	344,787	315,790

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2016 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	182,448	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		628,100	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		5,306	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,214,190	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		550,784	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~	2,580,828

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2016		December 31, 2015
Commercial Papers	KTB Investment and Securities Co., Ltd., etc.	1.76~1.84	~~W~~	—	220,000
Short-term borrowings	Woori Bank	2.88		2,614	40,000

			~~W~~	2,614	260,000

(2)	Long-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2016		December 31, 2015
Kookmin Bank	1.98	Jun. 15, 2016	~~W~~	—	1,625
Shinhan Bank	6M bank debenture rate+1.58	Apr. 30, 2016		—	10,000
Kookmin Bank	1.29	Mar. 15, 2017		500	2,498
Kookmin Bank	1.29	Mar. 15, 2018		3,583	6,450
Korea Development Bank(*1)	3.32	Jul. 30, 2019		35,750	39,000
Korea Development Bank(*1)	2.94	Jul. 30, 2019		9,167	10,000
Korea Development Bank	2.32	Dec. 20, 2021		49,000	—
Export Kreditnamnden(*2)	1.70	Apr. 29, 2022		76,493	87,685
				(USD 63,296)	(USD 74,817)

Sub-total				174,493	157,258
Less present value discount				(1,586)	(2,124)

				172,907	155,134
Less current installments				(33,191)	(33,581)

			~~W~~	139,716	121,553

(*1)	In November 2016, SK Broadband Co., Ltd. agreed to refinance these fixed rate borrowings with floating-rate borrowings on January 30, 2017 and entered into a floating-to-fixed interest rate swap agreement to mitigate the interest rate risk that will arise from floating-rate borrowings.
(*2)	Prior to 2015, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2016 and 2015 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured private bonds	Refinancing fund	2016	5.00	~~W~~	—	200,000
Unsecured private bonds	Other fund	2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		—	40,000
Unsecured private bonds		2016	5.92		—	230,000
Unsecured private bonds	Operating fund	2016	3.95		—	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*1)		2029	4.72		59,600	54,695
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured private bonds		2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds(*1,2)		2030	3.40		—	50,485
Unsecured private bonds	Operating and	2018	2.07		80,000	80,000
Unsecured private bonds	refinancing fund	2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds(*1,2)		2030	3.10		—	50,524
Unsecured private bonds	Operating fund	2019	1.65		70,000	—
Unsecured private bonds		2021	1.80		100,000	—
Unsecured private bonds		2026	2.08		90,000	—
Unsecured private bonds		2036	2.24		80,000	—
Unsecured private bonds		2019	1.62		50,000	—
Unsecured private bonds		2021	1.71		50,000	—
Unsecured private bonds		2026	1.97		120,000	—
Unsecured private bonds		2031	2.17		50,000	—
Unsecured private bonds(*3)		2017	4.28		100,000	100,000
Unsecured private bonds(*3)		2017	3.27		120,000	120,000
Unsecured private bonds(*3)		2016	3.05		—	80,000
Unsecured private bonds(*3)		2019	3.49		210,000	210,000
Unsecured private bonds(*3)		2019	2.76		130,000	130,000
Unsecured private bonds(*3)		2018	2.23		50,000	50,000
Unsecured private bonds(*3)		2020	2.49		160,000	160,000
Unsecured private bonds(*3)		2020	2.43		140,000	140,000
Unsecured private bonds(*3)		2020	2.18		130,000	130,000
Unsecured private bonds(*3)		2019	1. 58		50,000	—

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2016 and 2015 are as follows,Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured private bonds(*3)	Operating and Refinancing fund	2021	1.77		120,000	—
Unsecured private bonds(*4)	Operating fund	2016	3.24		—	10,000
Unsecured private bonds(*4)		2017	3.48		20,000	20,000
Unsecured global bonds		2027	6.63		483,400	468,800
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds		2017	1.75		354,399	355,617
					(CHF 300,000)	(CHF 300,000)
Unsecured global bonds		2018	2.13		845,950	820,400
					(USD 700,000)	(USD 700,000)
Unsecured private Australian bonds		2017	4.75		261,615	255,930
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*5)		2020	3M Libor + 0.88		362,550	351,600
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*3)		2018	2.88		362,550	351,600
					(USD 300,000)	(USD 300,000)

Sub-total					7,220,064	7,139,651
Less discounts on bonds					(25,858)	(30,998)

					7,194,206	7,108,653
Less current installments of bonds					(855,276)	(669,506)

				~~W~~	6,338,930	6,439,147

(*1)	The Group eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~9,600 million as of December 31, 2016.

(*2)	The principal amount and the fair value of the structured bonds that were designated as financial liabilities at fair value through profit or loss as of December 31, 2015 were ~~W~~100,000 million and ~~W~~101,009 million, respectively. The bonds were early redeemed during the year ended December 31, 2016.
(*3)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*4)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*5)	As of December 31, 2016, 3M LIBOR rate is 1.00%.

16.	Long-term Payables - Other

(1)	Long-term payables – other as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Payables related to acquisition of frequency usage rights	~~W~~	1,602,943	550,964
Other(*)		21,647	30,733

	~~W~~	1,624,590	581,697

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of December 31, 2016 and 2015, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 14):

(In millions of won)
	December 31, 2016		December 31, 2015
Long-term payables - other	~~W~~	2,013,122	709,888
Present value discount on long-term payables – other		(108,406)	(38,739)

		1,904,716	671,149
Less current installments of long-term payables – other		(301,773)	(120,185)

Carrying amount at December 31	~~W~~	1,602,943	550,964

(3)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2016 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		605,734
More than 5 years		498,787

	~~W~~	2,013,122

17.	Provisions

Changes in provisions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	For the year ended December 31, 2016							As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	5,670	37,530	(18,490)	—	—	24,710	19,939	4,771
Provision for restoration		59,954	6,677	(1,082)	(913)	43	64,679	37,760	26,919
Emission allowance		1,477	1,480	(169)	—	—	2,788	2,788	—
Other provisions		3,104	3,237	(601)	—	—	5,740	5,740	—

	~~W~~	70,205	48,924	(20,342)	(913)	43	97,917	66,227	31,690

(In millions of won)
	For the year ended December 31, 2015								As of December 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Other	Change of consolida- tion scope	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	26,799	1,641	(5,004)	(17,766)	—	—	5,670	2,232	3,438
Provision for restoration		59,727	4,983	(1,135)	(5,433)	1,812	—	59,954	34,336	25,618
Emission allowance		—	1,477	—	—	—	—	1,477	1,477	—
Other provisions		562	3,795	(510)	(472)	—	(271)	3,104	2,943	161

	~~W~~	87,088	11,896	(6,649)	(23,671)	1,812	(271)	70,205	40,988	29,217

The Group has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Group and recognized a provision for subsidy amounts which the Group has obligations to pay in future periods.

18.	Leases

In 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted for as operating leases. The Group entered into operating lease agreements and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2016 are as follows:

(In millions of won)
	Minimum lease payments		Revenues
Less than 1 year	~~W~~	35,684	1,882
1~5 years		70,766	896
More than 5 years		17,075	224

	~~W~~	123,525	3,002

19.	Defined Benefit Liabilities(Assets)

(1)	Details of defined benefit liabilities(assets) as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016	December 31, 2015
Present value of defined benefit obligations	595,667	525,269
Fair value of plan assets	(555,175)	(426,413)

Defined benefit assets(*)	(30,247)	—

Defined benefit liabilities	70,739	98,856

(*)	Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Discount rate for defined benefit obligations	1.90~2.96%	1.90~2.93%
Expected rate of salary increase	2.49~6.09%	2.51~7.04%

Discount rate for defined benefit obligation is determined based on yield rate of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

19.	Defined Benefit Liabilities(Assets), Continued

(3)	Changes in defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	For the year ended December 31
	2016		2015
Beginning balance	~~W~~	525,269	437,844
Current service cost		114,528	106,764
Interest cost		13,441	12,292
Remeasurement
- Demographic assumption		677	732
- Financial assumption		(2,462)	5,900
- Adjustment based on experience		6,229	15,100
Benefit paid		(55,350)	(58,513)
Others		(6,665)	5,150

Ending balance	~~W~~	595,667	525,269

(4)	Changes in plan assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	~~W~~	426,413	346,257
Interest income		9,826	9,035
Remeasurement		(6,320)	3,146
Contributions		159,687	115,640
Benefit paid		(34,247)	(47,809)
Others		(184)	144

Ending balance	~~W~~	555,175	426,413

The Group expects to make a contribution of ~~W~~121,727 million to the defined benefit plans in 2017.

(5)	Total amount of expenses recognized in profit and loss (included in labor in the consolidated statement of income) and capitalized into construction-in-progress for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current service cost	~~W~~	114,528	106,764
Net interest cost		3,615	3,257

	~~W~~	118,143	110,021

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

19.	Defined Benefit Liabilities(Assets), Continued

(6)	Details of plan assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity instruments	~~W~~	13,640	1,086
Debt instruments		95,359	81,867
Short-term financial instruments, etc.		446,176	343,460

	~~W~~	555,175	426,413

(7)	As of December 31, 2016, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	~~W~~	(24,168)	26,443
Expected salary increase rate (if changed by 0.5%)		26,410	(24,408)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2016 and 2015 are 9.10 years and 9.35 years, respectively.

20.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2016 are as follows:

Borrowing date	Hedging Instrument(Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	BNP Paribas and two other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Korea Development Bank and others	Oct.29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 63,296)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021
Jan. 30, 2017	Floating-to-fixed interest rate swap(*) (Korean won borrowing amounting to KRW 44,917)	Interest rate risk	Korea Development Bank	Nov. 10, 2016~ Jul. 30, 2019

(*)	In November 2016, SK Broadband Co., Ltd. agreed to refinance these fixed rate borrowings with floating-rate borrowings on January 30, 2017 and entered into a floating-to-fixed interest rate swap agreement to mitigate the interest rate risk that will arise from floating-rate borrowings. SK Broadband Co., Ltd. designated interest rate swap as hedging instrument for a highly probable forecasted transaction.

20.	Derivative Instruments, Continued

(2)	As of December 31, 2016, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading	Total
Hedging instrument	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain) loss	Others (*)
Non-current assets:
Structured bond(face value of KRW 50,000)	~~W~~	—	—	—	—	7,368		7,368
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(61,846)	(19,745)	25,594	129,806	—		73,809
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(16,070)	(5,132)	82,207	—	—		61,005
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,714)	(1,824)	37,363	—	—		29,825
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,458)	—	43,763	—	—		38,305
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 63,296)		(3,859)	(1,232)	9,549	—	—		4,458

Total assets							~~W~~	214,770

Current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	~~W~~	(4,376)	(1,397)	(9,068)	—	—		(14,841)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of AUD 300,000)		1,109	354	(73,572)	—	—		(72,109)

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)		(203)	—	—	—	—		(203)

Total liabilities							~~W~~	(87,153)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap recognized in profit or loss prior to May 12, 2010.

21. Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016		December 31, 2015
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 22)		(2,260,626)	(2,260,626)
Hybrid bonds(Note 23)		398,518	398,518
Others(*2)		(854,000)	(864,269)

	~~W~~	199,779	189,510

(*1)	Prior to 2015, the Parent Company retired shares of treasury shares which reduced its retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.
(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2016 and 2015 and details of shares outstanding as of December 31, 2016 and 2015 are as follows:

(In shares)	2016			2015
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Beginning	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336
Disposal of treasury shares	—	—	—	—	(1,692,824)	1,692,824
Acquisition of treasury shares	—	—	—	—	2,020,000	(2,020,000)

Ending	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

22.	Treasury Shares

The Parent Company acquired treasury shares to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its stock prices.

Treasury shares as of December 31, 2016 and 2015 are as follows:

(In millions of won, shares)
	December 31, 2016		December 31, 2015
Number of shares		10,136,551	10,136,551
Acquisition cost	~~W~~	2,260,626	2,260,626

23.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2016 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	~~W~~	400,000
Issuance costs						(1,482)

					~~W~~	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common stocks in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		60,001	87,301
Reserve for business expansion		9,871,138	9,671,138
Reserve for technology development		2,826,300	2,616,300

		12,779,759	12,397,059
Unappropriated		3,173,405	2,610,568

	~~W~~	15,953,164	15,007,627

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

25. Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Valuation gain on available-for-sale financial assets	~~W~~	12,534	232,316
Other comprehensive loss of investments in associates		(179,167)	(169,520)
Valuation loss on derivatives		(96,418)	(83,200)
Foreign currency translation differences for foreign operations		36,868	29,707

	~~W~~	(226,183)	9,303

25.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Valuation gain (loss) on available-for-sale financial assets		Other comprehensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2016	~~W~~	232,316	(169,520)	(83,200)	29,707	9,303
Changes, net of taxes		(219,782)	(9,647)	(13,218)	7,161	(235,486)

Balance at December 31, 2016	~~W~~	12,534	(179,167)	(96,418)	36,868	(226,183)

(In millions of won)	2015
	Valuation gain (loss) on available-for-sale financial assets		Other comprehensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2015	~~W~~	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes, net of taxes		(3,069)	(5,712)	(5,669)	28,242	13,792

Balance at December 31, 2015	~~W~~	232,316	(169,520)	(83,200)	29,707	9,303

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Balance at January 1	~~W~~	232,316	235,385
Amount recognized as other comprehensive income (loss) during the year, net of taxes		4,606	(1,835)
Amount reclassified through profit or loss, net of taxes		(224,388)	(1,234)

Balance at December 31	~~W~~	12,534	232,316

25.	Reserves, Continued

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Balance at January 1	~~W~~	(83,200)	(77,531)
Amount recognized as other comprehensive loss during the year, net of taxes		(12,213)	(5,284)
Amount reclassified through profit or loss, net of taxes		(1,005)	(385)

Balance at December 31	~~W~~	(96,418)	(83,200)

26.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016	2015
Other Operating Expenses:
Communication	31,196	43,979
Utilities	277,497	270,621
Taxes and dues	35,020	36,118
Repair	326,076	312,517
Research and development	344,787	315,790
Training	33,303	37,278
Bad debt for accounts receivable - trade	37,820	60,450
Travel	25,263	27,860
Supplies and other	113,930	176,248

	1,224,892	1,280,861

.

27.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	6,908	7,140
Others		59,395	23,770

		66,303	30,910

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	~~W~~	24,506	35,845
Loss on disposal of property and equipment and intangible assets		63,797	21,392
Donations		96,633	72,454
Bad debt for accounts receivable – other		40,312	15,323
Others		73,381	98,477

	~~W~~	298,629	243,491

28.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Finance Income:
Interest income	~~W~~	54,353	45,884
Gain on sale of accounts receivable -trade		18,638	—
Dividends		19,161	16,102
Gain on foreign currency transactions		14,186	18,923
Gain on foreign currency translations		5,085	5,090
Gain on disposal of long-term investment securities		459,349	10,786
Gain on valuation of derivatives		4,132	1,927
Gain relating to financial liability at fair value through profit or loss		121	5,188
Gain relating to financial assets at fair value through profit or loss		25	—

	~~W~~	575,050	103,900

28.	Finance Income and Costs, Continued

(1)	Details of finance income and costs for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	2016		2015
Finance Costs:
Interest expense	~~W~~	290,454	297,662
Loss on foreign currency transactions		16,765	17,931
Loss on foreign currency translations		3,991	4,750
Loss on disposal of long-term investment securities		2,919	2,599
Loss on settlement of derivatives		3,428	4,845
Loss relating to financial liability at fair value through profit or loss		4,018	526
Other finance costs		5,255	21,787

	~~W~~	326,830	350,100

(2)	Details of interest income included in finance income for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest income on cash equivalents and short-term financial instruments	~~W~~	20,203	20,009
Interest income on installment receivables and others		34,150	25,875

	~~W~~	54,353	45,884

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest expense on borrowings	~~W~~	7,962	19,577
Interest expense on debentures		239,560	238,450
Interest on finance lease liabilities		—	58
Others		42,932	39,577

	~~W~~	290,454	297,662

28.	Finance Income and Costs, Continued

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2016 and 2015 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 6.

(i)	Finance income and costs

(In millions of won)	2016			2015
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	~~W~~	4,157	2,791	1,927	4,188
Available-for-sale financial assets		484,300	8,174	31,220	24,386
Loans and receivables		86,256	15,810	64,749	15,861
Derivatives designated as hedging instruments		—	637	—	657

Sub-total		574,713	27,412	97,896	45,092

Financial Liabilities:
Financial liabilities at fair value through profit or loss		121	4,018	5,188	526
Financial liabilities measured at amortized cost		216	295,400	816	304,482

Sub-total		337	299,418	6,004	305,008

	~~W~~	575,050	326,830	103,900	350,100

(ii)	Other comprehensive income (loss)

(In millions of won)
	2016		2015
Financial Assets:
Available-for-sale financial assets	~~W~~	(223,981)	(3,661)
Derivatives designated as hedging instruments		(172)	(3,248)

Sub-total		(224,153)	(6,909)

Financial Liabilities:
Derivatives designated as hedging instruments		(13,046)	1,977

Sub-total		(13,046)	1,977

	~~W~~	(237,199)	(4,932)

28.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Available-for-sale financial assets	~~W~~	5,255	21,787
Accounts receivable-trade		37,820	60,450
Other receivables		40,312	15,323

	~~W~~	83,387	97,560

29. Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2016 and 2015 consist of the following:

(In millions of won)
	2016		2015
Current tax expense
Current year	~~W~~	473,543	417,022
Current tax of prior years		(11,925)	(4,124)

		461,618	412,898

Deferred tax expense
Changes in net deferred tax assets		(25,580)	106,399
Others (tax rate differences, etc.)		—	183

Income tax expense	~~W~~	436,038	519,480

29.	Income Tax Expense, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2016 and 2015 is attributable to the following:

(In millions of won)
	2016		2015
Income taxes at statutory income tax rate	~~W~~	506,804	492,096
Non-taxable income		(38,989)	(85,589)
Non-deductible expenses		52,648	44,770
Tax credit and tax reduction		(29,484)	(25,756)
Changes in unrecognized deferred taxes		(84,276)	83,623
Others (income tax refund, etc.)		29,335	10,336

Income tax expense	~~W~~	436,038	519,480

Tax rates applied for the above taxable income for the years ended December 31, 2016 and 2015 are corporate income tax rates applied to taxable income in the Republic of Korea, in which the Parent Company is located.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Valuation gain (loss) on available-for-sale financial assets	~~W~~	82,993	2,461
Share of other comprehensive income of associates		2	(63)
Valuation gain (loss) on derivatives		4,454	(448)
Remeasurement of defined benefit liabilities		3,174	2,719

	~~W~~	90,623	4,669

29.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	59,957	1,954	—	61,911
Accrued interest income		(2,567)	1,951	—	(616)
Available-for-sale financial assets		30,365	(11,886)	82,993	101,472
Investments in subsidiaries, associates and joint ventures		(355,273)	(120,827)	2	(476,098)
Property and equipment (depreciation)		(327,572)	74,249	—	(253,323)
Provisions		2,485	4,963	—	7,448
Retirement benefit obligation		28,327	4,004	3,174	35,505
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,517	(148)	—	19,369
Reserve for research and manpower development		(7,162)	2,387	—	(4,775)
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(23,782)	58,693	—	34,911

		(545,406)	12,667	90,623	(442,116)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		24,549	12,913	—	37,462

	~~W~~	(520,857)	25,580	90,623	(404,654)

29.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	2015
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly charged to (credited from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	53,578	—	6,379	—	—	59,957
Accrued interest income		(2,450)	—	(117)	—	—	(2,567)
Available-for-sale financial assets		(4,824)	—	32,728	2,461	—	30,365
Investments in subsidiaries, associates and joint ventures		(211,043)	—	(144,167)	(63)	—	(355,273)
Property and equipment (depreciation)		(372,332)	—	44,760	—	—	(327,572)
Provisions		7,587	—	(5,102)	—	—	2,485
Retirement benefit obligation		27,361	—	(1,753)	2,719	—	28,327
Valuation gain (loss) on derivatives		24,969	—	—	(448)	—	24,521
Gain or loss on foreign currency translation		19,324	—	193	—	—	19,517
Reserve for research and manpower development		(7,162)	—	—	—	—	(7,162)
Goodwill		4,433	—	(720)	—	—	3,713
Unearned revenue (activation fees)		25,977	—	(23,912)	—	—	2,065
Others		(15,682)	(575)	(7,708)	—	183	(23,782)

		(450,264)	(575)	(99,419)	4,669	183	(545,406)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		31,712	—	(7,163)	—	—	24,549

	~~W~~	(418,552)	(575)	(106,582)	4,669	183	(520,857)

29.	Income Tax Expense, Continued

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Allowance for doubtful accounts	~~W~~	165,935	182,266
Investments in subsidiaries, associates and joint ventures		228,025	281,719
Other temporary differences		320,260	285,845
Unused tax loss carryforwards		755,050	1,034,070
Unused tax credit carryforwards		1,211	2,271

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2016 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	12,647	154
1 ~ 2 years		33,658	870
2 ~ 3 years		320,630	101
More than 3 years		388,115	86

	~~W~~	755,050	1,211

30.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2016 and 2015 are calculated as follows:

(In millions of won, shares)
	2016		2015
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	1,675,967	1,518,604
Interest on hybrid bonds		(16,840)	(16,840)

Profit attributable to owners of the Parent Company on common shares		1,659,127	1,501,764
Weighted average number of common shares outstanding		70,609,160	71,551,966

Basic earnings per share (in won)	~~W~~	23,497	20,988

2)	The weighted average number of common shares outstanding for the years ended December 31, 2016 and 2015 are calculated as follows:

(In shares)
	2016	2015
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(9,193,745)

Weighted average number of common shares outstanding at December 31	70,609,160	71,551,966

(2)	Diluted earnings per share

For the years ended December 31, 2016 and 2015, there were no potentially dilutive shares. Therefore, diluted earnings per share for the years ended December 31, 2016 and 2015 are the same as basic earnings per share.

31.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2016	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

2015	Cash dividends (interim)	72,629,160	500	200%	~~W~~	72,629
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	708,111

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2016 and 2015 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2016	Cash dividends	10,000	224,000	4.46%
2015	Cash dividends	10,000	215,500	4.64%

32.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,505,242	—	1,505,242
Financial instruments		—	—	469,705	—	469,705
Short-term investment securities		—	107,364	—	—	107,364
Long-term investment securities		—	828,521	—	—	828,521
Accounts receivable – trade		—	—	2,261,311	—	2,261,311
Loans and other receivables(*)		—	—	1,701,249	—	1,701,249
Derivative financial assets		7,368	—	—	207,402	214,770

	~~W~~	7,368	935,885	5,937,507	207,402	7,088,162

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	768,922	—	768,922
Financial instruments		—	—	701,713	—	701,713
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities		—	1,207,226	—	—	1,207,226
Accounts receivable – trade		—	—	2,390,110	—	2,390,110
Loans and other receivables(*)		—	—	1,102,403	—	1,102,403
Derivative financial assets		6,277	—	—	160,122	166,399

	~~W~~	6,277	1,299,488	4,963,148	160,122	6,429,035

32.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows, Continued:

(*)	Details of loans and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term loans	~~W~~	58,979	53,895
Accounts receivable – other		1,121,444	673,739
Accrued income		2,780	10,753
Other current assets		3,937	1,861
Long-term loans		65,476	62,454
Long-term accounts receivable-other		149,669	2,420
Guarantee deposits		298,964	297,281

	~~W~~	1,701,249	1,102,403

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	402,445	—	402,445
Derivative financial liabilities		—	—	87,153	87,153
Borrowings		—	175,521	—	175,521
Debentures(*1)		59,600	7,134,606	—	7,194,206
Accounts payable - other and others (*2)		—	4,842,734	—	4,842,734

	~~W~~	59,600	12,555,306	87,153	12,702,059

(In millions of won)	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	279,782	—	279,782
Derivative financial liabilities		—	—	89,296	89,296
Borrowings		—	415,134	—	415,134
Debentures(*1)		155,704	6,952,949	—	7,108,653
Accounts payable - other and others (*2)		—	2,970,801	—	2,970,801

	~~W~~	155,704	10,618,666	89,296	10,863,666

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2016 and 2015 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

32.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows, continued:

(*2)	Details of accounts payable – other and others as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Accounts payable – other	~~W~~	1,767,799	1,323,434
Withholdings		1,525	1,178
Accrued expenses		1,125,816	920,739
Current portion of long-term payables - other		301,773	120,185
Finance lease liabilities		—	26
Long-term payables – other		1,624,590	581,697
Other non-current liabilities		21,231	23,542

	~~W~~	4,842,734	2,970,801

33.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, accounts receivable-trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2016 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	144,158	~~W~~	174,210	1,842,559	~~W~~	2,226,736
EUR	14,650		18,570	24		29
JPY	68,014		705	320		3
AUD	—		—	299,532		261,207
CHF	—		—	299,806		354,170
Others	—		429	—		299

		~~W~~	193,914		~~W~~	2,842,444

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 20)

As of December 31, 2016, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	6,711	(6,711)
EUR		1,854	(1,854)
JPY		70	(70)
Others		13	(13)

	~~W~~	8,648	(8,648)

(ii)	Equity price risk

The Group has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2016, available-for-sale equity instruments measured at fair value amount to ~~W~~741,285 million.

(iii)	Interest rate risk

The interest rate risk of the Group arises from borrowings and debenture. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

Accordingly, the Group performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

As of December 31, 2016, the floating-rate borrowings and bonds of the Group are ~~W~~53,083 million and ~~W~~362,550 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 20, for all floating-rate bonds to hedge the interest rate risk.

If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2016, would change by ~~W~~41 million due to the interest expense on floating-rate borrowings that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Cash and cash equivalents	~~W~~	1,505,082	768,794
Financial instruments		469,705	701,713
Available-for-sale financial assets		6,755	3,430
Accounts receivable – trade		2,261,311	2,390,110
Loans and other receivables		1,701,249	1,102,403
Derivative financial assets		214,770	166,399

	~~W~~	6,158,872	5,132,849

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Group’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2016.

.

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2016 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Accounts payable - trade	~~W~~	402,445	402,446	402,446	—	—
Borrowings(*)		175,521	190,107	42,658	140,453	6,996
Debentures(*)		7,194,206	8,484,345	1,083,877	4,437,037	2,963,431
Accounts payable - other and others		4,842,734	4,993,086	3,121,127	1,348,069	523,890

	~~W~~	12,614,906	14,069,984	4,650,108	5,925,559	3,494,317

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of December 31, 2016, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Assets	~~W~~	207,402	217,982	5,154	187,287	25,541
Liabilities		(87,153)	(88,381)	(88,219)	(162)	—

	~~W~~	120,249	129,601	(83,065)	187,125	25,541

33.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2015.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Total liabilities	~~W~~	15,181,233	13,207,291
Total equity		16,116,430	15,374,096

Debt-equity ratios		94.20%	85.91%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	7,368	—	7,368	—	7,368
Derivative financial assets		207,402	—	207,402	—	207,402
Available-for-sale financial assets		741,285	526,363	107,364	107,558	741,285

	~~W~~	956,055	526,363	322,134	107,558	956,055

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	59,600	—	59,600	—	59,600
Derivative financial liabilities		87,153	—	87,153	—	87,153

	~~W~~	146,753	—	146,753	—	146,753

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	175,521	—	177,600	—	177,600
Debentures		7,134,606	—	7,568,361	—	7,568,361
Long-term payables - other		1,926,363	—	2,103,788	—	2,103,788

	~~W~~	9,236,490	—	9,849,749	—	9,849,749

33.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)	December 31, 2015
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	6,277	—	6,277	—	6,277
Derivative financial assets		160,122	—	160,122	—	160,122
Available-for-sale financial assets		1,076,291	897,958	47,262	131,071	1,076,291

	~~W~~	1,242,690	897,958	213,661	131,071	1,242,690

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	~~W~~	245,000	—	245,000	—	245,000

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	415,134	—	416,702	—	416,702
Debentures		6,952,949	—	7,411,909	—	7,411,909
Long-term payables - other		701,882	—	767,010	—	767,010

	~~W~~	8,069,965	—	8,595,621	—	8,595,621

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~194,600 million and ~~W~~223,197 million as of December 31, 2016 and December 31, 2015, respectively, are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

33.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2016 are as follows:

Interest rate
Derivative instruments	1.50 ~ 2.52%
Borrowings and debentures	1.90 ~ 2.16%
Long-term payables - other	1.79 ~ 2.27%

3)	There have been no transfers from Level 2 to Level 1 in 2016 and changes of financial assets classified as Level 3 for the year ended December 31, 2016 are as follows:

(In millions of won)
	Balance at beginning		Transfer	Other comprehensive loss	Disposal	Balance at ending
Available-for-sale financial assets	~~W~~	131,071	4,591	(2,490)	(25,614)	107,558

33.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	~~W~~	87,566	—	87,566	(87,153)	—	413
Accounts receivable – trade and others		114,135	(103,852)	10,283	—	—	10,283

	~~W~~	201,701	(103,852)	97,849	(87,153)	—	10,696

Financial liabilities:
Derivatives(*)	~~W~~	87,153	—	87,153	(87,153)	—	—
Accounts payable – other and others		103,852	(103,852)	—	—	—	—

	~~W~~	191,005	(103,852)	87,153	(87,153)	—	—

(In millions of won)	2015
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	~~W~~	55,673	—	55,673	(55,673)	—	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	—	16,524

	~~W~~	185,200	(113,003)	72,197	(55,673)	—	16,524

Financial liabilities:
Derivatives(*)	~~W~~	89,734	—	89,734	(55,673)	—	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—	—

	~~W~~	202,737	(113,003)	89,734	(55,673)	—	34,061

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

34. Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 45 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of December 31, 2016, the Group is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered as related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Salaries	~~W~~	1,645	1,971
Defined benefits plan expenses		424	626

	~~W~~	2,069	2,597

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan.

34. Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	23,104	652,855	235,502	—	—

Associates	F&U Credit information Co., Ltd.		2,865	47,905	—	—	—
	HappyNarae Co., Ltd.		304	15,506	38,984	—	—
	SK hynix Inc.(*2)		100,861	306	—	—	—
	SK Wyverns Baseball Club., Ltd.		1,934	17,878	—	—	204
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*3)		6,084	3,975	1,573	1,100	2,990

			131,778	100,374	40,557	1,100	3,194

Others	SK Engineering & Construction Co., Ltd.		5,916	1,739	10,694	—	—
	SK Networks Co., Ltd.		13,756	1,131,567	—	—	—
	SK Networks Services Co., Ltd.		1,248	94,906	6,793	—	—
	SK Telesys Co., Ltd.		419	52,488	142,605	—	—
	SK TNS Co., Ltd.		109	48,192	387,496	—	—
	SK Energy Co., Ltd.		7,670	834	—	—	—
	SK Innovation Co., Ltd.		9,757	915	1,080	—	—
	SK Shipping Co., Ltd.		5,435	—	—	—	—
	Ko-one energy service Co., Ltd		6,005	46	—	—	—
	Infosec Co.,Ltd.		230	53,068	19,882	—	—
	SKC INFRA SERVICE Co., Ltd.		43	30,663	32,141	—	—
	Others		15,937	17,630	246	—	—

			66,525	1,432,048	600,937	—	—

Total		~~W~~	221,407	2,185,277	876,996	1,100	3,194

(*1)	Operating expense and others include ~~W~~203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ~~W~~73,050 million of dividends paid by the associate which was deducted from the investment in associates.
(*3)	Operating revenue and others include ~~W~~6,082 million of dividends received from the Korea IT Fund.

34.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	~~W~~	20,260	324,078	236,414	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		1,299	212,378	117	—	—

			21,559	536,456	236,531	—	—

Associates	F&U Credit information Co., Ltd.		2,510	43,967	—	—	—
	HappyNarae Co., Ltd.		297	6,886	13,495	—	—
	SK hynix Inc.(*4)		55,949	2,384	—	—	—
	SK Wyverns Baseball Club., Ltd.		3,849	18,544	—	—	204
	KEB HanaCard Co., Ltd.		21,414	16,057	—	—	—
	Xian Tianlong Science and Technology Co., Ltd.		—	—	—	8,287	—
	Others(*5)		6,397	11,917	1,864	690	—

			90,416	99,755	15,359	8,977	204

Others	SK Engineering & Construction Co., Ltd.		15,598	27,243	240,701	—	—
	SK Networks Co., Ltd.		11,923	1,257,975	2	—	—
	SK Networks Services Co., Ltd.		10,491	94,097	6,472	—	—
	SK Telesys Co., Ltd.		397	48,900	141,870	—	—
	SK Energy Co., Ltd.		9,930	978	—	—	—
	Others		32,970	71,316	194,945	—	—

			81,309	1,500,509	583,990	—	—

Total		~~W~~	193,284	2,136,720	835,880	8,977	204

(*1)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Parent Company merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.
(*2)	These relate to transactions occurred before July 31, 2015, the date of merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ~~W~~191,416 million of dividends paid by the Parent Company.
(*4)	Operating revenue and others include ~~W~~43,830 million of dividends paid by SK hynix Inc. and was deducted from the investment in associates.
(*5)	Operating revenue and others include ~~W~~2,103 million and ~~W~~457 million of dividends paid by Korea IT Fund and UniSK, respectively, and was deducted from the investments in associates.

34.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable—other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	3,519	149,574
Associates	HappyNarae Co., Ltd.		—	18	21,063
	F&U Credit information Co., Ltd.		—	34	1,328
	SK hynix Inc.		—	22,379	92
	SK Wyverns Baseball Club Co., Ltd.		813	4,184	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,676
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	7	945

			31,247	66,653	31,104

Other	SK Engineering & Construction Co., Ltd.		—	1,808	4,975
	SK Networks. Co., Ltd.		—	3,254	247,728
	SK Networks Services Co., Ltd.		—	13	13,913
	SK Telesys Co., Ltd.		—	20	24,918
	SK TNS Co., Ltd.		—	3	68,276
	SK Innovation Co., Ltd.		—	1,350	892
	SK Energy Co., Ltd.		—	1,213	113
	Others		—	4,552	30,218

			—	12,213	391,033

Total		~~W~~	31,247	82,385	571,711

(*)	The Parent Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31,2016.

34.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)		December 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade and others	Accounts payable—other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	~~W~~	—	1,836	160,133
Associates	HappyNarae Co., Ltd.		—	12	6,162
	F&U Credit information Co., Ltd.		—	66	934
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club Co., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,771	9,042
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	299	964

			33,341	49,422	17,257

Other	SK Engineering & Construction Co., Ltd.		—	1,005	14,877
	SK Networks. Co., Ltd.		—	1,569	208,291
	SK Networks Services Co., Ltd.		—	—	9,414
	SK Telesys Co., Ltd.		—	140	37,491
	SK TNS Co., Ltd		—	—	43,585
	SK innovation co., ltd.		—	2,159	1,424
	SK Energy Co., Ltd.		—	1,681	173
	Others		—	4,716	14,512

			—	11,270	329,767

Total		~~W~~	33,341	62,528	507,157

(*)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Parent Company merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.

(5)	M&Service Co., Ltd., a subsidiary of the Parent Company, has entered into performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.

(6)	There were additional investments in associates and joint ventures during the years ended December 31, 2016 and 2015 as presented in Note 10.

35.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~6,674 million as of December 31, 2016.

SK Broadband Co., Ltd., has provided guarantees in connection with its employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ~~W~~728 million as collateral as of December 31, 2016.

(2)	Legal claims and litigations

As of December 31, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. During the year ended December 31, 2016, the Parent Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~681,466 million as of December 31, 2016, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable- other and long-term accounts receivable- other.

36.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest income	~~W~~	(54,353)	(45,884)
Dividend		(19,161)	(16,102)
Gain on foreign currency translation		(5,085)	(5,090)
Gain on disposal of long-term investment securities		(459,349)	(10,786)
Gain on valuation of derivatives		(4,132)	(1,927)
Gain on sale of accounts receivable - trade		(18,638)	—
Gain relating to investments in associates and joint ventures, net		(544,501)	(786,140)
Gain on disposal of property and equipment and intangible assets		(6,908)	(7,140)
Gain relating to financial assets at fair value through profit or loss		(25)	—
Gain related to financial liabilities at fair value through profit or loss		(121)	(5,188)
Other income		(2,123)	(7,577)
Interest expenses		290,454	297,662
Loss on foreign currency translation		3,991	4,750
Loss on disposal of long-term investment securities		2,919	2,599
Other finance costs		5,255	21,787
Loss on settlement of derivatives		3,428	4,845
Income tax expense		436,038	519,480
Expense related to defined benefit plan		118,143	110,021
Depreciation and amortization		3,068,558	2,993,486
Bad debt expense		37,820	60,450
Loss on disposal of property and equipment and intangible assets		63,797	21,392
Impairment loss on property and equipment and intangible assets		24,506	35,845
Loss relating to financial liabilities at fair value through profit or loss		4,018	526
Bad debt for accounts receivable - other		40,312	15,323
Loss on impairment of investment assets		24,033	42,966
Other expenses		30,685	4,845

	~~W~~	3,039,561	3,250,143

36.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Accounts receivable - trade	~~W~~	88,549	7,554
Accounts receivable - other		(446,286)	(11,108)
Accrued income		445	116
Advance payments		47,615	(35,906)
Prepaid expenses		(30,311)	(40,464)
Value-Added Tax refundable		(4,587)	1,385
Inventories		798	(7,814)
Long-term accounts receivable - other		(147,117)	—
Guarantee deposits		4,844	(11,238)
Accounts payable - trade		75,585	12,442
Accounts payable - other		316,464	(107,114)
Advanced receipts		37,429	6,421
Withholdings		107,516	(191,209)
Deposits received		(2,153)	(9,661)
Accrued expenses		173,072	(28,845)
Value-Added Tax payable		(4,072)	3,494
Unearned revenue		(36,209)	(115,187)
Provisions		20,235	(30,562)
Long-term provisions		4,115	(4,447)
Plan assets		(125,440)	(67,831)
Retirement benefit payment		(55,350)	(58,513)
Others		(11,378)	2,753

	~~W~~	13,764	(685,734)

(3)	Significant non-cash transactions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Increase of accounts payable - other related to acquisition of property and equipment and intangible assets	~~W~~	1,511,913	39,973

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By:	/s/ Lee, Sunghyung
(Signature)
Name:	Lee, Sunghyung
Title:	Senior Vice President

Date: March 8, 2017

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